UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-FR

AMENDMENT NO .. 2

[XX]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Rare Element Resources Ltd.

(Exact name of Registrant as specified in its charter)

SEC File Number: 000-53834

British Columbia, Canada

(Jurisdiction of incorporation or organization)

325 Howe Street, Suite 410, Vancouver, British Columbia. Canada  V6C 1Z7

(Address of principal executive offices)

Winnie Wong: 604-687-3520; wwong@pacicicopportunity.com; 325 Howe St., #410, Vancouver, BC, Canada  V6C 1Z7

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	26,264,736 common shares
Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding

12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

	Yes [ ]	No [X]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]
Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ] Other [X]
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 69

RARE ELEMENT RESOURCES LTD.

FORM 20-FR REGISTRATION STATEMENT

AMENDMENT No. 2

INTRODUCTION

Rare Element Resources Ltd. was organized in 1999 as “Spartacus Capital Inc.”, a “Venture Capital Pool” company.  The Company changed its name in July 2003 coincident with the completion of its Qualifying Transaction, the RTO acquisition of Paso Rico Resources Ltd. (“Paso Rico”).  Paso Rico’s main asset was an option to acquire the Bear Lodge Property.

In this Registration Statement, the “Company”, “Rare Element”, “we”, “our” and “us” refer to Rare Element Resources Ltd. and its subsidiaries (unless the context otherwise requires).  Our principal corporate offices are located at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada  V6C 1Z7.  Our telephone number is 604-687-3520.

BUSINESS OF RARE ELEMENT RESOURCES INC.

Rare Element Resources Ltd. (“Rare Element” or the “Company”) has a 100% interest in the Bear Lodge Property in northeastern Wyoming, USA, which contains large disseminated rare-earth-elements (“REE”) deposit as well as extensive gold occurrences.  The Company itself is exploring the REE deposit (the “Bear Lodge Project”) and, as of 6/30/2009, had expended $1.6 million on acquisition/exploration.  In June 2006, the Company optioned the gold exploration (the “Sundance Gold Venture”) to Newmont North America Exploration Limited (“Newmont”) whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont had expended $2.1 million on the venture.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (“US$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (“CDN$”) against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Some discussions herein contain forward-looking statements which can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTIFICATION OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

1.A.1. Directors

The following table lists as of 10/31/2009 the names of the Directors.

Table No. 1
Directors
Name	Age	Date First Elected or Appointed
M. Norman Anderson(2)	78	July 2003
Mark T. Brown (1)(3)	40	June 1999
Norman W. Burmeister (1)(4)	69	July 2003
Gregory E. McKelvey (5)	65	February 2008
Stephen P. Quin (1)(6)	50	May 2005
Donald E. Ranta (7)	66	October 2007
(1) Member of Audit Committee.
(2) Business Address: 455 Granville St. #502, Vancouver, BC, Canada V6C 1V2.
(3) Business Address: 325 Howe St #410, Vancouver, BC, Canada V6C 1Z7.
(4) Business Address: P.O.Box 785 #19 Stoney Point Rd., Dubois, Wyoming USA 82513
(5) Business Address: PO Box 1599, 6454 Ruin Hill Loop, Pine, AZ, USA 85544
(6) Business Address: 999 West Hastings #900, Vancouver, BC, Canada V6C 2W2
(7) Business Address: 309 Parkview Ave, Golden, Colorado USA 80401

M. Norman Anderson, Norman W. Burmeister, Gregory E. McKelvey, and Stephen P. Quin:

as independent directors, they supervise management and help to ensure compliance with corporate governance policies and standards.

Mark T. Brown and Donald E. Ranta:

as directors, they provide overall leadership and direction to the Company and its management and help to ensure compliance with our corporate governance policies and standards.

1.A.2. Senior Management

The following table lists, as of 11/15/2009, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management
Name and Position	Age	Date of First Appointment
Donald E. Ranta, President & CEO	66	October 2007
Mark T. Brown, Chief Financial Officer	40	June 2003
Winnie Wong, Corporate Secretary	35	July 2003

Donald E. Ranta’s business functions, as President and CEO, include strategic planning and management of operations of the Company, and reporting to the Board of Directors.

Mark T. Brown’s business functions, as Chief Financial Officer, include overseeing the financial affairs of the Company including cash management and planning, accounting and dealing with investors and financial institutions and overseeing financial regulatory compliance.

Winnie Wong’s business functions, as Corporate Secretary, include assisting the President/CEO and CFO and insuring the maintenance of corporate records and recording minutes of meetings and compliance with all statutory and regulatory regulations.

1.B. Advisors

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.

510 Burrard Street

Vancouver, British Columbia, Canada  V6C 3B9

The Company’s Canadian legal counsel is:

McCullough O’Connor Irwin

1100-888 Dunsmuir Street

Vancouver, British Columbia, Canada  V6C 3K4

The Company’s bank is:

Canadian Western Bank

Suite 100, 666 Burrard Street

Vancouver, British Columbia, Canada  V6C 2X8

1.C Auditors

The Company’s auditor is:

DeVisser Gray, Chartered Accountant

905 West Pender Street, #401

Vancouver, British Columbia, Canada  V6C 1L6

They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

The selected financial data of the Company for Fiscal 2009/2008/2007 Ended June 30th was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2006/2005 Ended June 30th was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants: not included herein.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data as at and for the three-month periods ended 9/30/2009 and 9/30/2008 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the consolidated financial statements.

Table No. 3

Selected Financial Data

	Un-Audited	Un-Audited	Audited	Audited	Audited	Audited	Audited
	Three Months	Three Months	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	9/30/2009	9/30/2008	6/30/2009	6/30/2008	6/30/2007	6/30/2006	6/30/2005
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Operating Income (Loss)	($225,478)	($257,516)	($1,254,187)	($853,866)	($751,496)	($458,407)	($145,082)
Net Income (Loss)	($225,478)	($257,516)	($1,254,187)	($853,866)	($751,496)	($458,407)	($145,082)
Basic/Diluted (Loss) Per Share	($0.01)	($0.01)	($0.05)	($0.04)	($0.04)	($0.03)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	27,432,388	23,866,736	24,072,331	22,972,529	20,412,956	16,341,819	14,298,715
Period-End Shares O/S	28,733,736	23,866,736	26,264,736	23,866,736	21,704,389	18,273,425	14,430,825
Working Capital	$6,156,232		$2,345,857	$2,281,675	$1,154,703	$443,003	$103,400
Mineral Properties	$2,096,245		$1,609,496	$1,019,349	$764,147	$608,856	$392,877
LT Financial Liabilities	$0		$0	$0	$0	$0	$0
Shareholder’s Equity	$8,373,692		$3,967,758	$3,330,374	$1,944,606	$1,061,859	$506,277
Total Assets	$8,707,704		$4,034,219	$3,394,225	$1,969,319	$1,094,740	$521,392
US GAAP
Net Income (Loss)(1)	($712,227)	($503,206)	($1,844,334)	($1,110,484)	($911,628)
Net Income (Loss) Per Share	($0.03)	($0.02)	($0.08)	($0.05)	($0.04)
Mineral Properties	$0		$0	$0
Shareholders’ Equity	$6,277,447		$2,358,262	$2,311,025
Total Assets	$6,611,459		$2,424,723	$2,374,876

(1)  Under USGAAP, Net Loss through 9/30/2009 totalled ($7,699,285).

3.A.2. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (US$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (CDN$) against the U.S. Dollar.

Table No. 4 sets forth the exchange rates for the Canadian Dollar for:  Fiscal 2009/2008/2007/2006/2005 Ended June 30th.  The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed.  The data for each month during the most recent seven months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
November 2009		1.08	1.05	1.06
October 2009		1.08	1.03	1.08
September 2009		1.11	1.06	1.07
August 2009		1.10	1.07	1.10
July 2009		1.16	1.08	1.08
June 2009		1.16	1.09	1.16
May 2009		1.19	1.10	1.11
Fiscal Year Ended 6/30/2009	1.17	1.30	1.00	1.16
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.06	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.12
Fiscal Year Ended 6/30/2005	1.25	1.34	1.18	1.24

3.B. Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as 9/30/2009, the end of the most recent fiscal period and the most recently available consolidated financial statements.  Since then to 10/31/2009, the Company raised CDN$1,800,000 on July 24, 2009 through financing consisting of 1.2 million units at a price of CDN$1.50 per unit and another CDN$3,000,000 through financing consisting of 1,000,000 units at a price of CDN$3.00 per unit.

Table No. 5
Capitalization and Indebtedness
SEPTEMBER 30, 2009
Short-Term Indebtedness (due to related parties)	$43,399
Long-Term Indebtedness	$0
Shareholders’ Equity
Common Shares, no par value
Unlimited Number of common shares authorized
28,733,736 common shares issued and outstanding	$11,034,225
Warrants	$2,070,983
Contributed Surplus	$871,524
Retained Earnings (deficit)	($5,603,040)
Net Shareholders’ Equity	$8,373,692
TOTAL CAPITALIZATION	$8,707,704

OCTOBER 31, 2009
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil
Guaranteed Debt	$nil
Secured Debt	$nil
Common Shares Issued and Outstanding	28,896,736
Warrants Outstanding	990,000
Stock Options Outstanding	2,606,000

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D. Risk Factors

Rare Element Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  For Rare Element’s Fiscal 2009 Ended 6/30/2009, the Company’s net loss was ($1,254,187).  The Company’s accumulated deficit at 6/30/2009 was ($5,377,562).  At 6/30/2009, the Company’s cash position was $2,334,145 and the Company’s working capital position was $2,345,857.  Subsequently, the Company completed two private placements in July 2009 and September 2009, raising a total of CDN$4,800,000.  Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of Fiscal 2010 without raising additional capital either through debt or equity financing.

Rare Element’s Limited Financial Resources Will Require the Company to Seek Additional Funding.  Potentially Diluting Existing Shareholders or Increasing Financial Risk Thorough Debt Issuance.

Rare Element has limited financial resources.  There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to it.  The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.  Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.  The most likely source of future financing presently available to the Company is through the sale of the Company’s common shares.  Any sale of common shares will result in dilution of equity ownership to existing shareholders.  This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.  Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments.  Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued.  Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Price Volatility of Rare Element’s Publicly Traded Securities Could Adversely Affect Investor’s Portfolios

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  It may be anticipated that any quoted market for the common shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Foreign currency fluctuations may have a negative impact on the Company’s financial position and results.

The Company's property interests in United States make it subject to foreign currency fluctuations that may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian dollars, any appreciation in US Dollar against the Canadian Dollar will increase the Company’s costs of carrying out operations in the United States.  Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Shares of Rare Element and Shareholders Could Find It Difficult to Sell Their Stock.

Rare Element’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Rare Element’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

No History of Dividends

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Rare Element’s Insiders Control a Material Percentage of Common Shares Outstanding; Potentially Adversely Affecting Investor’s Influence Over Corporate Affairs

The Company’s officers and directors, in the aggregate, beneficially own 7.8% of the Company’s issued and outstanding Common Shares, on an undiluted basis, based on 28,896,736 common shares issued and outstanding as of October 31, 2009.  As a result, they have the ability to influence matters affecting the Company’s shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares.  Due to the Company’s officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company’s business is being operated.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Rare Element’s Stockholders.

Because the success of Rare Element is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of October 31, 2009, there are 2,606,000 share purchase options outstanding, which, if exercised, would result in an additional 2,606,000 common shares being issued and outstanding.

Rare Element is Dependent on Key Personnel and the Absence of Any of These Individuals Could Adversely Affect the Company

The success of the Company is currently largely dependent on the performance, retention and abilities of its directors, officers, employees and management.  The loss of the services of these persons could have a material adverse effect on the Company’s business and prospects.  There is no assurance that the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business.  Failure to do so could have a material adverse affect on the Company and its prospects.  The Company lacks “key man” life insurance policies on any of its officers or employees.

Competition for additional qualified management is intense, and the Company may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to the Company.  Management personnel are currently limited and they may be unable to manage the Company’s expansion successfully and the failure to do so could have a material adverse effect on the Company’s business, results of operations and financial condition.  The Company has not entered into non-competition agreements.  As the Company’s business is substantially dependent upon the directors, executive officers and consultants of the Company, the lack of non-competition agreements poses a significant risk to the Company in the event such persons were to resign or be terminated from such positions.  Under such circumstances, such persons may provide confidential information and key contacts to the Company’s competitors and the Company may have difficulties in preventing the disclosure of such information. Such disclosure would have a material adverse effect on the business and operations of the Company.

The Company’s Directors/Senior Management Are Engaged in Other Businesses.  Potential Conflicts of Interest and Other Obligations of Management Could Interfere With Corporate Operations

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA and other applicable legislation.  Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures.  In order to avoid the possible conflict of interest which may arise between the directors and officers’ duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised as follows by the Company: participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.  The Company’s directors and officers are, or may become, involved in other business activities.  As a result of their other business endeavors, the Company’s directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct ongoing operations and to generate revenues.  In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Rare Element.   The Company is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  Many of the Company's directors are residents of Canada, and a substantial portion of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, Rare Element is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Company’s executive office is located at:

325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7.

Telephone: 604-687-3520

Facsimile: 604-688-3392

E-Mail: info@rareelementresources.com

Website: www.rareelementresources.com

The contact person is: Ms. Winnie Wong, Corporate Secretary.

The Company’s fiscal year ends June 30th.

The Company’s common shares trade on the TSX Venture Exchange (Tier One) in Toronto, Canada, under the symbol “RES”.  The common shares also trade in Europe on the Deutsche Bröse (Berlin), Frankfurt, and XETRA Stock Exchanges.

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of 6/30/2009, the end of the latest completed fiscal year, there were 26,264,736 common shares issued and outstanding.  On 10/31/2009, there were 28,896,736 common shares issued and outstanding.

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes.  The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name “Spartacus Capital Inc.”.  On 7/25/2003, the name was changed to “Rare Element Resources Ltd.”

Organized as a “Venture Capital Pool” company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a “Venture Company” on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover (“RTO”) acquisition of Paso Rico Resources Ltd. (“Paso Rico”) and completion of a CDN$551,000 private placement.  Paso Rico’s main asset was an option to acquire the Bear Lodge Property.

Effective 12/20/2004, the Company’s authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Initial Public Offering.  Effective 10/8/1999, the Company completed its initial public offering of 1,500,000 common shares at $0.20 per share, raising $300,000 (gross).  The common shares began trading on the TSX Venture Exchange in Canada (“TSX”) on 11/15/1999 under the symbol “SCI”.

Subsidiary.  The Company has one wholly-owned subsidiary, incorporated under the laws of British Columbia, Canada, on 7/12/1996 under the name “Paso Rico Resources Ltd.”.  That subsidiary has three wholly-owned subsidiaries:

a. Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA;

b. Minera Santa Regina SA de CV; incorporated 8/7/1991 in Mexico; and

c. Compania Minera Real de las Lomas SA de CV; incorporated 4/18/1991 in Mexico.

The Company is in the process of winding down the two Mexican companies.

Financings.  The Company has financed its operations through funds raised in public/private placements of common shares and common shares issued to settle debts.  In addition, the Company has raised funds through the exercise of warrants issued in the private placements and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2010 Thru 10/31/2009	Private Placement of Units Exercise of Warrants Exercise of Options	2,200,000 10,000 422,000	$4,479,960 $9,575 $245,093
2009 Ended 6/30/2009	Private Placement of Units Exercise of Options	2,000,000 398,000	$1,333,050 $140,950
2008 Ended 6/30/2008	Private Placement of Units Exercise of Warrants Exercise of Options	1,075,000 700,847 386,500	$1,150,357 $520,810 $160,092
2007 Ended 6/30/2007	Private Placement of Units Exercise of Warrants Exercise of Options	1,666,698 1,076,766 687,500	$897,917 $337,500 $158,634

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
2009 Ended 6/30/2009	$590,147 $nil	Exploration Costs Equipment Purchase
2008 Ended 6/30/2008	$256,618 $5,711	Exploration Costs Equipment Purchase
2007 Ended 6/30/2007	$159,750 $864	Exploration Costs Equipment Purchase

Plan Of Operations

Source of Funds for Fiscal 2010, Ending June 30th

The Company’s primary source of funds since incorporation has been through the issuance of common shares.  As at 6/30/2009, the Company had cash of $2,334,145.  However, in late July 2009, the Company completed a private placement of units, raising $1,672,860 (gross) and another private placement in late September 2009, raising $2,807,000 (gross).

The Company had working capital of $2,345,857 at 6/30/2009.

As of 10/31/2009: 2,590,000 outstanding warrants with exercise prices ranging from CDN$1.00 to CDN$4.25, if exercised, would raise an additional CDN$6,500,000; and 2,606,000 outstanding stock options with exercise prices ranging from CDN$0.55 to CDN$4.49, if exercised, would raise an additional CDN$2,267,530.  There is no guarantee that the warrants or the stock options will be exercised.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 10/31/2009 were preliminary.  Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options, the Company will be able to fund its expenditures through the end of Fiscal 2010.

Use of Funds for Fiscal 2010 Ending June 30th

For Fiscal 2010, the Company estimates that it might expend CDN$750,000 on general/administrative expenses.  During Fiscal 2010, the Company estimates that it might expend CDN$2 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees.  The Company anticipates no material changes to either facilities or employees in the near future.

United States vs. Foreign Sales

The Company generated no sales revenue in Fiscal 2009/2008/2007.

4.B. BUSINESS OVERVIEW

Corporate Overview

The Company’s business is the acquisition and exploration of mineral properties.  The Company’s principal property is the Bear Lodge Property located in northeastern Wyoming, USA.  This property contains a large disseminated rare-earth-element (REE) deposit as well as extensive gold occurrences.

This property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico, which originally had an option to acquire full ownership of the property through exploration expenditures on the property and subsequently before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

The Company itself is exploring the REE deposits (the “Bear Lodge Project”); and, as of 6/30/2009, had expended $1.6 million on acquisition/exploration.

In June 2006, the Company optioned the gold exploration (the “Sundance Gold Venture”) to Newmont North America Exploration Limited (“Newmont”) whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont had expended $2.1 million on the venture.

Expenditures on the Company’s properties are detailed below:

	June 30 2006	Expenditures for the Period	June 30 2007	Expenditures for the Period	June 30 2008	Expenditures for the Period	June 30 2009
Bear Lodge Property
Acquisition Costs	$17,721	$nil	$17,721	$nil	$17,721	$23,000	$40,721
Assays	$7,637	$114	$7,751	$5,623	$13,374	$16,573	$29,947
Assessments and taxes	$20,104	$nil	$20,104	$nil	$20,104	$nil	$20,104
Drilling	$250,409	$73,513	$323,922	$136,038	$459,960	$274,712	$734,672
Geological consulting	$121,983	$46,785	$168,768	$58,714	$227,482	$211,277	$438,759
Geophysical	$300	$nil	$300	$nil	$300	$nil	$300
Metallurgical testing	$nil	$38,530	$38,530	$55,000	$93,530	$61,500	$155,030
Overhead expenses	$8,489	$1,190	$9,679	$1,160	$10,839	$2,685	$13,524
Staking	$17,949	$nil	$17,949	$nil	$17,949	$nil	$17,949
Survey	$34,338	$nil	$34,338	$nil	$34,338	$nil	$34,338
Travel expenses	$23,935	$nil	$23,935	$83	$24,018	$400	$24,418
Wages	$99,734	$nil	$99,734	$nil	$99,734	$nil	$99,734
Bear Lodge Property Total	$602,599	$160,132	$762,731	$256,618	$1,019,349	$590,147	$1,609,496

Kipawa Property
Geological consulting	$4,949	$nil	$4,949	$nil	$4,949	$nil	$nil
Staking	$1,308	$nil	$1,308	$nil	$1,308	$nil	$nil
Writedown of property	$nil	($4,841)	($4,841)	($1,416)	($6,257)	$nil	$nil
Kipawa Property Total	$6,257	($4,841)	$1,416	($1,416)	$nil	$nil	$nil

TOTAL CORPORATE EXPENDITURES	$608,856	$155,291	$764,147	$255,202	$1,019,349	$590,147	$1,609,496

REE Exploration Activities

2004-2008 Exploration Activities.  Drilling conducted by the Company at the Bear Lodge Property began in August 2004 and continued intermittently through October 2008.  A total of 13,317 feet was completed in twelve core holes that range in depth from 943 feet to 1,886 feet.  Dr. James Clark, VP Exploration, supervised the drilling on site during 2004, 2005, 2007, and part of 2008.  In his absence during 2008, another geologist experienced in industry-standard drilling practices was on site.

Drilling operations during 2004 (August – December) were performed by AK Drilling of Butte, Montana utilizing a truck-mounted Longyear 44 core drilling rig.  Drilling operations in 2005 (October), 2007 (May, June, and October), 2008 (August and September), and 2009 (beginning in August) were conducted by Godbe Drilling LLC of Montrose Colorado.  Core drilling by Layne Christensen also was conducted in the fall of 2009.  The 2005 and 2008 drilling programs were conducted with a skid-mounted Longyear LF-70 core drill, while both truck-mounted Longyear 44 and skid-mounted Longyear LF-70 drill rigs were used on the 2007 drilling program.  As a general rule HQ-sized core (77.8mm diameter) was drilled through the oxidation zone (generally to a depth of 300 feet to 500 feet), after which drill core size was reduced to NQ (60.3mm diameter).  Exceptions to the general rule were in 2007, when the first two drill holes (RES07-1 and RES07-2) were drilled deeper with HQ core before reducing to NQ in order to secure a larger sample for metallurgical testing, and in 2008, when the fourth hole (RES08-4) was reduced from HQ to NQ at about 300 feet, and then from NQ to BQ (46.1mm diameter) at about 1,400 feet depth until the end of the hole at a depth of 1,886 feet.

The carbonatite dikes and the FMR veins and dikes, which are the near-surface oxidized equivalents of the carbonatite dikes, were the target of most drilling completed in the Bull Hill area.  Core recovery in the friable, leached and weathered FMR zones is generally much lower than in the more competent mixed and sulfide-bearing carbonatite rocks, with a range from 0% - 100% and an average recovery of slightly better than 70%.  In contrast, core recovery in the transitional and non-oxidized carbonatite zones is generally in excess of 90% and often reaches 100%.  Owing to the poor recovery of the loose fine material in the FMR zones, it is likely that a negative bias of grade is present, and that a site specific mud program or very large diameter core, or, alternatively, surface bulk sampling may be necessary to adequately sample the FMR material and to provide representative samples that include all of the fines for metallurgical testing.  In relatively few intervals from several holes in the FMR material, minimal material was returned to the surface, owing to extreme friability and loss of fine material in voids that may be related to zones of structural disruption.  Future drilling programs through these structural zones (whether core or reverse circulation) should give consideration to methods that might mitigate sample loss in significant intervals of highly broken rock and voids.

Down-hole surveys at 100-foot intervals were conducted on the four core holes drilled by the Company in 2008 and all of the drill holes in 2009.  The surveys were done in order to determine deviation from a straight line projection of the surface bearing and dip of the drill stem.  Down-hole surveys were not performed on the first eight Company drill holes (those drilled in 2004, 2005, and 2007).  The 2008 surveys detected considerable downward deflection of the holes, especially on shallow dipping (-45 degree) drill holes.  Downward deflection exceeded 1.5 degrees per 100 feet.

Should underground mining be selected as the appropriate mining method for the deeper mineralization, the lack of down-hole surveys may require re-drilling of the eight un-surveyed holes to achieve sufficient positional accuracy for estimation of measured and indicated resources.  It is noted, however, that it is not unusual for an underground mine to require additional detailed drilling from underground to sufficiently define the deposit detail.

The twelve drill holes completed by the Company confirm and expand the known extent of the rare-earth mineralization.  Nine of the holes expand and give more definition to the historic mineralization identified by Hecla Mining Company in several holes drilled along the southwestern flank of Bull Hill.

Mineralization in these holes is contained in northwest-striking carbonatite/FMR dikes and veins that cut strongly altered heterolithic breccias and trachyte and phonolite porphyry along the southwestern margin of the Bull Hill diatreme.  The REE mineralization is not interpreted to be directly associated with a particular structure, but rather is contained within a dike swarm that was emplaced along a well-defined regional trend in the Bear Lodge alkaline complex.

Shallow REE-mineralized intercepts (0 feet to 500 feet) are contained within FMR dikes or veins that represent the products of supergene alteration and intense oxidation of original carbonatite dikes.  The FMR dikes lack primary carbonate and sulfide, and the supergene REE mineralization tends to be somewhat higher grade than in the deeper mineralized zones.  Deeper intercepts in most drill holes are contained within the down-dip continuation of these dikes.  In the transitional zone at intermediate depths (300 feet to 600 feet), the dikes contain residual carbonate and sulfide, and the REE mineralization is a mixture of the supergene and hypogene REE minerals.  The deepest intercepts (greater than about 500 to 600 feet) reside in carbonatite, and the mineralization is dominantly hypogene.  The dikes appear to be open at depth and along strike to the southeast and to the northwest.  Deeper penetrations in this system may increase grade and tonnage of the rare earth mineralization.  Evaluation of historic and current drilling by Company geological personnel identified an area prospective for a deeper, plug-like carbonatite intrusive body.  A deeper carbonatite plug may or may not exhibit different, higher temperature, hypogene REE mineralization that may be more favorable to beneficiation and lead to potentially higher grades and tonnages than the current resource.

Drilling conducted by Rare Element Resources to date includes 12 core holes that total 13,317 feet (4,059 meters).  In addition to verifying the Bull Hill carbonatite system, drilling suggests that the Bull Hill Northwest target area may have additional potential resources, and a plug-like carbonatite body at depth west of Bull Hill remains an attractive target.

In February 2009, the Company completed and released REE assay results from four holes of the 2008 core-drilling program completed on the Bear Lodge Property.  Three of the holes were drilled into the Bull Hill Southwest target, where a historical resource had been previously estimated.  The fourth hole was drilled to test an area with both REE and gold potential.  Highlights of the drill program include relatively thick intercepts in three holes and higher grades in drill holes RES 08-1 and 08-3.

The rare-earth mineralization encountered in three of the four drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill, within the Bear Lodge alkaline-igneous complex.  REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the series.  The oxide equivalents are approximately 15.6% higher than the combined metal assay values.  The Bear Lodge Project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, samarium, europium, and gadolinium), and in particular the first four of these.

Assaying of the rare-earth elements was conducted by Activation Laboratories (ActLabs) in their Ancaster, Ontario assay facility.  The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.  ActLabs is recognized as an internationally respected analytical laboratory with extensive experience in REE analysis.

The Company selected samples from the 2008 core drilling program for further metallurgical study and testing. Beneficiation tests were conducted on oxidized, and unoxidized, rare-earth mineralized carbonatite samples to determine the feasibility of producing commercial rare-earth products.

In April 2009, the Company completed an NI 43-101-compliant Technical Report on the Bear Lodge Property.

In July 2009, the Company reported encouraging REE metallurgical test results on oxide samples from the Bear Lodge property.  These initial metallurgical tests on near-surface oxide material, which was collected from three holes of the 2008 core drilling program, consisted of crushing to -1/4-inch, simple screening, and gentle scrubbing, with the finer fractions enriched in REE.  The tests at various sieve sizes resulted in a range of recoveries and pre-concentrate grades.

Metallurgical testwork is continuing at Mountain State Research & Development International of Vail, Arizona.  More work is planned to continue upgrading the pre-concentrates and advancing to concentrates by selective froth flotation and other hydrometallurgical methods.

The three holes that provided samples for compositing and the testing were drilled to provide representative samples across the full width of the Bull Hill Southwest deposit.  The REE mineralization encountered in the three drill holes is primarily near-surface oxidized equivalents (“FMR”) of carbonatite dikes that intrude a body of heterolithic intrusive breccia forming the Bull Hill area of the Bear Lodge alkaline-igneous complex.  The oxide zone of mineralization extends from surface to depths of 300 to 500 feet.  Excellent exploration potential provides encouragement that the oxide zone can be expanded considerably by step-out drilling.

In August 2009, drilling began on the resource expansion program for REE mineralization on the Bear Lodge property.  Drill-hole locations have been chosen as step-offs of the known oxide mineralization, to test other high-potential targets, and to provide additional material for metallurgical testing of a suite of samples that are representative of the entire oxide portion of the rare-earth deposit.  Initial metallurgical testing of the near-surface oxide portion of the deposit has provided very encouraging results that could lead to a commercially viable process.  Metallurgical work is continuing at the Mountain States R & D International laboratory near Tucson, Arizona.

The initial ten core holes of the drill program will test the up-dip extension of oxide mineralization of the Bull Hill Southwest resource that contains the bulk of the REE mineralization.  Expansion of the deposit uphill, above the defined resource area in the uppermost portion of the oxidized carbonatite dikes, has potential to gain substantial additional tonnage of oxide mineralized material.

A number of drill holes will test the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target as offsets to historical Hecla drill-hole WP-2.  Angle hole WP-2 intercepted nearly 56 meters (186 ft) of near-surface, high-grade REE mineralization.  Several closely spaced holes will be drilled to determine and test the orientation and continuity of the mineralization.

Most holes in the overall program are designed to offset known mineralization; however a number of holes are planned to test new target concepts.  One of the target concepts is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme.  The Company's geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system.  Approximately 5,000 meters (16,500 ft) of drilling are planned for the total 2009 Program.

In October 2009, the Company engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element (REE) development potential of the Company’s Bull Hill Southwest rare-earths deposit, which is part of the Bear Lodge property, Wyoming. In addition, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling later this fall, weather permitting.

In December 2009, the Company received the rare-earth-element (REE) assay results from the first five holes of the nineteen-hole, 2009 core-drilling program completed on the Company's 100% owned Bear Lodge Property.  All five holes were drilled into the Bull Hill Southwest target, where an NI 43-101-compliant resource was estimated earlier in the year.  These five drill holes tested for an expansion of the resource along strike to the northwest and southeast, and up-dip, and will provide the Company with additional data for updating its NI 43-101 independent resource report, which is expected to be completed in Spring 2010.

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium.  The oxide equivalents are approximately 15.6% higher than the combined metal assay values.  The Bear Lodge project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium), and the first four of these in particular.  The five holes were all drilled along a bearing of N 45o E from two different sites on the Bull Hill Southwest target.  One site with two holes (RES 09-1 and 09-2) at different angles from the horizontal was placed at the southeastern limit of the 2009 planned drilling area.  Another site with three holes (RES 09-3, 09-3A, and 09-6) at different inclination angles is located on the northwestern limit of the 2009 drilling area.  Because of the visual high-grade estimates and only moderate core recovery in the upper portion of drill-hole RES 09-3, drill hole RES 09-3A was drilled more carefully as an offset hole to ensure the maximum recovery of sample material from this zone.  Also, two shallow holes were started, but not completed, due to inclement weather; the two holes are slated for re-entry and completion during the planned 2010 drilling program.

Gold Exploration Activities

2006-2008 Exploration Activities.  Newmont conducted gold exploration drilling operations in 2006 and 2007 on the Bear Lodge property as part of its Sundance Venture with the Company.  In 2006, the drilling was performed in September and October and included 535 meters of core in two drill holes and 1,688 meters of reverse-circulation (RC) drilling in nine holes.  In 2007, drilling operations took place during June-to-August and again in October.  One core hole was drilled to a depth of 758 feet (231 meters), and 14 reverse-circulation holes were drilled with a total footage of 9,375 feet (2,857.5 meters).  The drilling was conducted at the Taylor and Carbon SE targets.

Newmont’s drilling activities in 2008 were limited to the deepening of Rare Element’s drill hole RES08-4 from 900 feet to the total depth of 1,836 feet.  Newmont’s principal focus in 2008 was on geological, geochemical and geophysical studies as well as the permitting of an Environmental Assessment (EA) to allow flexibility for a large drilling effort on the property in 2009.

Down-hole surveys were conducted for one of the three Newmont core holes, but not for the reverse-circulation drill holes.  Drill hole SUN-007c (807 feet) showed no down-hole variation in azimuth, but shallowed progressively from -45° at the collar to -41.5° at the bottom of the hole (3.5° over 807 feet).

Drilling by Newmont at the Taylor and Carbon SE targets in 2006 and 2007 identified large blocks of near-surface low-grade gold mineralization.  At the Taylor target, the drilling indicates that low-grade gold mineralization is spread over an extensive area of nearly 600 meters diameter, although the drill spacing is insufficient to demonstrate continuity in all but the central part of the area.  The gold mineralization appears to persist to depths of about 150 meters.  Strongly anomalous gold mineralization at the Carbon SE target covers an east-northeast-trending area with dimensions of about 70-meters NNW-SSE by 300-meters ENE-WSW.  The mineralization appears to weaken to the SW in the area of a geophysical (IP/resistivity) anomaly, but it is open to the ENE.

In July 2009, the Company received the exploration permit allowing for an expanded drilling program on the Bear Lodge Property.  The Sundance Gold Venture Draft Environment Assessment (EA) was released to the public on 11/5/2008.  Two different comment and appeal periods took place over an eight-month period following its release.  This EA will allow Newmont to fully explore the Sundance Gold Venture claims on up to 200 acres of disturbance.  Approval of the permit will also allow Rare Element to continue with its exploration and evaluation of the Bull Hill area rare-earth targets.

In July 2009, drilling for gold began anew on the Bear Lodge Property.  Newmont manages gold exploration at the Sundance Gold Venture and is in the fourth year to earn a 65% interest in the project by spending $5 million over a five-year period.  Following a lengthy effort to permit road, trench and drill site disturbance, exploration work for 2009 was focused on the expansion of known gold-mineralized areas and the discovery of higher-grade gold mineralization.  Newmont used one reverse circulation drill rig and occasionally used a core rig for selected drill holes to test the Smith, Taylor and Carbon SE targets. Most of the holes were placed on the Smith target, which is known to have higher-grade gold mineralization.

In December 2009, the Company received the assay results from all eighteen holes drilled by Newmont North America Exploration Ltd (Newmont), the manager of the Sundance gold exploration venture in Wyoming, in the 2009 drilling program.  Several of these holes expanded the gold mineralized zone in the Smith target, and limits are being defined in the Taylor and Carbon targets.  Mineralization remains open in several directions in each target, and some of the better grade zones remain to be offset with additional drill holes.  Newmont began the 2009 drill program in early July to test extensions of higher-grade zones in the Smith target, and to expand gold zones in the Taylor and Carbon targets.  The angle holes at Smith intersected substantial thicknesses of gold mineralization at various depths.  All eighteen holes contain some intervals of anomalous gold mineralization.  The assay results continue to indicate potential for significant near-surface oxide mineralized systems.  The scope of the 2009 drill program was broader than previous programs, because the new exploration permit allows disturbance on up to 200 acres.  The earlier permit allowed only five acres of disturbance.  The focus of the 2009 Newmont program was the Smith target, due to a series of higher-grade intercepts cut in historic drill programs on that target area.

Eden Lake property

In October 2009, the Company signed a purchase and sale agreement to acquire 100% of the Eden Lake rare-earth-elements project from VMS Ventures Inc. for payment of 300,000 common shares (75,000 at closing [paid], and 75,000 at 6/12/18 months thereafter) and is subject to a 3% Net Smelter Returns (“NSR”) royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder’s fee of 20,000 common shares to two parties for this acquisition.

In November 2009, the Company signed a letter of intent whereby the Company will grant to Medallion Resources Ltd. (“Medallion”) an option (“Option”) to earn a 65% interest in a joint venture to explore the Eden Lake rare-earth-element property (“Property”).  Over the next 30 days, the Company and Medallion plan to complete due diligence and begin work on a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this document has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

Seasonality

Sources/Availability of Raw Materials

Dependency upon Patents/Licenses/Contracts/Processes

--- Nothing Responsive to Disclose ---

4.C. Organization Structure

The Company is incorporated under the British Columbia Business Corporations Act.  The Company has one wholly-owned subsidiary, Paso Rico Resources Ltd., incorporated under the British Columbia Business Corporations Act on 7/12/1996.  Paso Rico has three wholly-owned subsidiaries:

a. Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA;

b. Minera Santa Regina SA de CV; incorporated 8/7/1991 in Mexico; and

c. Compania Minera Real de las Lomas SA de CV; incorporated 4/18/1991 in Mexico.

The Company is in the process of winding down the two Mexican companies.

4.D. PROPERTY, PLANTS AND EQUIPMENT

The Company’s executive offices are located in rented premises of approximately 500 sq. ft. at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada  V6C 1Z7.  The Company began occupying these facilities in 2001.  Monthly rent is $750.

The Company’s business is the acquisition and exploration of mineral properties.  The Company’s sole property is the Bear Lodge Property located in northeastern Wyoming, USA.  This property contains extensive gold occurrences, as well as large disseminated rare-earth-element (REE) deposits.

Figure No. 1

Bear Lodge Property

Location Map

Figure No. 2

Bear Lodge Project and Sundance Project

Property Map

Bear Lodge Property

Northeastern Wyoming, USA

REE Exploration

Gold Exploration

Acquisition Details

The property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico Resources Ltd., which originally had a property option to acquire full ownership of the property through exploration expenditures on the property and subsequently, before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

On 3/30/2000, Paso Rico signed an arm’s length Mineral Lease and Option agreement with Phelps Dodge Mining Company to explore certain unpatented lode mining claims in the Bear Lodge Mining District of Crook County, Wyoming, USA, the “Bear Lodge Property”.  At that time, Paso Rico committed to spend a minimum of CDN$1,750,000 over a period of five years to earn a 100% interest, subject to a net smelter royalty of 2%. On 8/9/2001, the year-two property expenditures commitment deadline was extended from 3/30/2002 to 9/30/2002 by way of an Amendment Letter. On 8/27/2002, Phelps Dodge Mining Company agreed to assign Paso Rico the claims outright subject only to a 2% net smelter royalty; there were no further work commitments under this new arrangement.  An agreement between Paso Rico and Phelps Dodge Mining Company was signed on 9/30/2002.

On 6/1/2006, the Company (through Paso Rico (USA), Inc.) and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge Property (“Sundance Gold Venture”).  Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge Property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.  Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of the Sundance Gold Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.  Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Sundance Gold Venture’s property.  The total Sundance Gold Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

In order to maintain all unpatented claims in good standing, Rare Element is responsible for payment of annual fees ($135/claim) and the recording of assessment work. All 206 unpatented claims included in the Sundance Venture with Newmont are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont under terms of the Venture Agreement and are paid up until September 1, 2010.

Rare Element also has leased a 640-acre section of land (Section 16) through a Wyoming state lease.

On 3/31/2009, the Company re-purchased the royalty interest (the "Royalty") on certain claims, which includes an area of interest, on the Bear Lodge Property from Freeport-McMoRan Corporation ("Freeport", the successor company following acquisition of Phelps Dodge).  The royalty is on all minerals produced on the claims, and the area of interest, that cover approximately six square miles in the center of the district, including both rare-earth and gold mineralization occurrences.  The 50 unpatented claims with the royalty were held previously by Freeport (then known as Phelps Dodge Corporation Mining Division), and were transferred to a wholly-owned subsidiary of Rare Element, by way of a "Mineral Lease and Option for Deed" signed on 3/30/2000.  Subsequently, the mineral lease and option agreement was terminated and replaced on 9/30/2002, with a production royalty of 2% net smelter returns ("NSR") payable to Freeport.  Rare Element repurchased the Royalty for a one-time payment of $50,000. The Company's gold and precious-metals partner, Newmont, as Manager, elected for the Sundance Gold Venture to acquire this royalty, other than as it relates to the Rare Earths and Uranium and $27,000 was assigned to this portion of the royalty which would be credited toward Newmont's earn in requirement under the venture agreement.

There is a sliding scale royalty on certain state lease land due to the state of Wyoming if ore is mined from the state section.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property comprises 90 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.

The Bear Lodge property is located in central Crook County, northeastern Wyoming, in the northwestern portion of the Black Hills uplift.  The property is situated immediately north of the crest of the Bear Lodge Mountains, a relatively small northwesterly trending range.  The project is flanked to the west by the Powder River Basin, famous for its extensive coalmines, and is surrounded by the Great Plains.  The Bear Lodge property lies about 12 road miles northwest of the small town of Sundance, Wyoming, approximately 22 air miles west of the South Dakota state line, 55 air miles east of the larger town of Gillette, Wyoming, and 230 miles north of Cheyenne, the state capitol. Gillette has many of the services required by the mining industry.

Access to the Bear Lodge Property is very good, but in the winter months the property is not as readily accessible due to snow accumulation. Primary access to the property is from the town of Sundance, Wyoming, situated along US Interstate Highway 90.  The project area is reached by traveling on paved roads west from Sundance about 1.5 miles along US Highway 14, then north on US Forest Service Taylor Divide Road #838 for 7.4 miles to the summit of Warren Peaks.  The final 3.2 miles to the Bull Hill area of the property is on well-maintained gravel roads (continuing on USFS#838 and then right on USFS#851) until the turnoff to the Bull Hill Road, about 0.8 miles of a narrow one-lane dirt road leading to the Bull Hill REE target area.  Road access within the property is relatively extensive via a number of good quality logging roads and four-wheel-drive trails that were cleared during previous exploration and logging activities.

Motels, restaurants, and gas stations are available to the south in the nearby town of Sundance, and a greater variety of accommodations and services are available to the east in Spearfish, South Dakota.

Necessary infrastructure, such as housing, food, fuel, etc., would be available in either town, or further to the west in Gillette, Wyoming, should an economic discovery be made.  Water rights would likely be available through purchase, and a major power line runs within a mile of the project area. Supplies can be trucked to the site 60 miles from Gillette, which is located on both US Interstate Highway 90 and rail lines.  A Burlington Northern rail transport line also runs through Moorcroft, 34 miles west of Sundance.  The Gillette area has a coal-fired power plant, and the city would be a major logistics center for any development at the Bear Lodge Property.  The current size of the property is sufficiently large to support a mining operation, with no foreseeable obstacles regarding expansion, subject to a favorable environmental permitting outcome.

The Bear Lodge Mountains have a warm and relatively dry climate during summer, followed by cold winters with variable amounts of snow.  Optimal field conditions extend from April to November.  The Taylor Divide Road is not maintained during winter months, and snowmobile access is given priority from December through March.  The property lies within the Black Hills National Forest along the crest of the northern part of the Bear Lodge Mountains, a narrow northwest-trending range situated in northeastern Wyoming.  Physiographically it is a northwesterly extension of the Black Hills of western South Dakota.  The range is characterized by rounded grass- and pine-covered mountains reaching elevations of 6,400 feet within the property. The mountains have moderate slopes covered by western yellow pine forest interspersed with dense thickets of brush.  Narrow grassy meadows cover the upper reaches of seasonal drainages. The lowest point within the property is about 5,800 feet elevation.

Property History

Historic REE Drilling.  Primary rare-earth element (REE) exploration drilling on the Bear Lodge Property prior to its acquisition by Rare Element was conducted by Molycorp Inc. and Hecla Mining Company.  Duval Corporation assayed for select REE, but its primary exploration objective was base metals.

Historic rare-earth drilling of the Bear Lodge district:

Company	Dates	Number of Drill Holes	Total Footage	Number of Assay Intervals
Duval Corporation	1972-1984	20	21,900	914
Molycorp Inc.	1978-1980	12	13,618	Indeterminate
Hecla Mining	1987-1990	12	13,765	612

REE exploration drilling by Molycorp, Duval, and some of the Hecla drilling was widely spaced across the property, but the 2004-2008 drilling by the Company and a portion of the drilling by Hecla Mining Company was focused in the Bull Hill area.  A number of holes were drilled from common sites at varying inclination, owing to space and permitting restrictions. The Bull Hill REE resource drill-hole spacing between fences of drill holes ranges from approximately 230-feet to 1,000-feet (70-meters to 320-meters) and averages about 490 feet (150 meters).  Drill-hole spacing within the fences on sections ranges from 100-feet to 200-feet (30-meters to 60-meters).

Historic Gold Drilling.  The historic Bear Lodge drill-hole database consists of 301 drill holes, including those drilled by Western Nuclear, Duval, Molycorp, American Copper and Nickel, FMC, International Curator, Coca Mines, Hecla Mining Company, Phelps Dodge, Newmont, and Rare Element.  A total of about 13,903 assay intervals are recorded from the historic drilling.  Gold and silver assays on generally 5-foot intervals are available for nearly all holes, and inductively coupled plasma (ICP) analyses for other elements are available for selected holes.  A digital record of these holes was compiled by the Newmont and Rare Element geological staffs.  Copies of geologic drill logs are available for most of the drill holes, and those data have been incorporated into the Company’s database. Each of the historic exploration drilling programs had different objectives with regard to commodity and deposit type, but gold assays were generally conducted on nearly all of the assay intervals.  As such, drill-hole spacings across the property vary widely.  The most closely spaced drilling occurs in the Smith Ridge area, where the average drill-hole spacing is on the order of 33 meters.  Drill-hole spacing at the Carbon SE target ranges from 20 meters to 90 meters, and averages about 50 meters, while that at the Taylor Ridge target ranges from 75 meters to 150 meters and averages about 100 meters.

Eden Lake Property

Manitoba, Canada

REE Exploration

Acquisition Details

On 10/30/2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares (75,000 at closing [paid], and 75,000 at 6/12/18 months thereafter) and is subject to a 3% Net Smelter Returns (“NSR”) royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder’s fee of 20,000 common shares to two parties for this acquisition.

Optioning out / Joint-Venture Details

On 11/13/2009, the Company signed a letter of intent whereby the Company will grant to Medallion Resources Ltd. (“Medallion”) an option (“Option”) to earn a 65% interest in a joint venture to explore the Eden Lake rare-earth-element property (“Property”).  The Company and Medallion plan to complete due diligence and begin work on a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.  Option terms are presented below.

Option Terms: for Medallion to acquire and maintain its Option to earn a 65% joint-venture interest in the Property, Medallion must complete, over a five-year period, the following cash and share payments to the Company and complete the following Property-exploration work-commitment expenditures:

Five-Year Option to earn 65% interest in joint venture to explore Eden Lake property	Cash Payment CDN$	Medallion’s common shares	Property Work Commitment CDN$
At signing of the letter of intent	$25,000
At signing of the definitive agreement	$25,000
Upon the approval of the TSX Venture Exchange	$50,000	200,000
End of first year	$50,000	200,000	$250,000
End of second year	$100,000	200,000	$500,000
End of third year	$200,000	200,000	$500,000
End of fourth year	$500,000	500,000	$500,000
End of fifth year	$500,000	500,000	$500,000
TOTAL	$1,450,000	1,800,000	$2,250,000

Property Description and Location

The Eden Lake REE Project consists of 8 claims for a total of 1,871 hectares.  It is located 35 kilometers northwest of Leaf Rapids, Manitoba.

Property History

In 2003 VMS, which was then called Rare Earth Metals Corp., performed detailed geological mapping, sampling, and petrographic studies that led to the discovery of an extensive area (approximately 8 square kilometers) of hydrothermal stock-work veining, magmatic carbonatite dikes, and breccia exposed in outcrop. Carbonatite dikes and plugs were discovered at three locations, and the property geology has characteristics that suggest a large carbonatite complex.

REE-enriched minerals identified in petrographic studies include strontium-REE-apatite, britholite, allanite, and REE mineral inclusions in andradite garnet. REE enrichments occur in all hydrothermally metasomatized rocks. The highest REE concentrations encountered by VMS are in the carbonatite dikes and in hydrothermal REE-rich veins. VMS also discovered heavy REEs (Eu-Lu) on the project during their field work. Rare Element will be evaluating the carbonatite complex, which may have similarities to the Company’s Bear Lodge project, and the heavy rare earths plus yttrium in the hydrothermal veins.

A drill program was completed on the project in 2006, and the holes provided additional favorable geologic indications for a carbonatite complex, but without hitting significant REE grades. Six holes for a total of 765 meters were drilled in the northeastern half of the 8 square kilometer zone of intensely altered rocks. Most of the favourable targets have not been adequately tested, and additional exploration of the project for yttrium and heavy rare earths is warranted.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal 2009/2008/2007 Ended June 30th and Three Months Ended 9/30/3009 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Selected Annual Data

	Fiscal 2009 Ended 6/30/2009	Fiscal 2008 Ended 6/30/2008	Fiscal 2007 Ended 6/30/2007
Revenue	$0	$0	$0
Net Income (loss)	($1,254,187)	($853,866)	($751,496)
Basic and Diluted (loss) EPS	($0.05)	($0.04)	($0.04)
Weighted Avg. No. Shares Outstanding	24,072,331	22,972,529	20,412,956
Working Capital	$2,345,857	$2,281,675	$1,154,703
Mineral Properties	$1,609,496	$1,019,349	$764,147
Shareholders’ Equity	$3,967,758	$3,330,374	$1,944,606
Total Assets	$4,034,219	$3,394,225	$1,969,319

Summary of Quarterly Results

Net income (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2010	($225,478)
Fiscal 2009	($257,516)	($448,962)	($263,166)	($284,543)
Fiscal 2008	$19,191	($282,624)	($398,964)	($191,469)
Fiscal 2007	($227,358)	($309,822)	($159,691)	($54,625)

EPS (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2010	($0.01)
Fiscal 2009	($0.01)	($0.02)	($0.01)	($0.01)
Fiscal 2008	$0.00	($0.01)	($0.02)	($0.01)
Fiscal 2007	($0.01)	($0.02)	($0.01)	($0.00)

Corporate Historical Overview

The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name “Spartacus Capital Inc.”.  On 7/25/2003, the name was changed to “Rare Element Resources Ltd.

Organized as a “Venture Capital Pool” company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a “Venture Company” on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover (“RTO”) acquisition of Paso Rico Resources Ltd. (“Paso Rico”) and completion of a CDN$551,000 private placement.  Paso Rico’s main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the property.  The Company assumed 100% ownership in 8/27/2002, subject to a 2% net smelter royalty that was purchased in March 2009 for $50,000.

The Company is exploring the REE deposits itself (the “Bear Lodge Project”); and, as of 6/30/2009, had expended $1.6 million on acquisition/development.  In June 2006, the Company optioned the gold exploration (the “Sundance Gold Venture”) to Newmont North America Exploration Limited (“Newmont”) whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont has expended $2.1 million on the venture.

In April 2006, the Company acquired the Kipawa Property by staking 26 claims, totaling approximately 1,531 hectares.  The property is located in Quebec, 90 kilometers northwest of North Bay, Ontario.  The Company wrote off $4,841 in Fiscal 2007 upon making an agreement to sell the property.  On 10/12/2007, the Company sold the property for its residual carrying amount of $1,416.

In October 2009, the Company acquired the Eden Lake Property for 300,000 common shares and is subject to a 3% Net Smelter Returns royalty.

Effective 12/20/2004, the Company’s authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Financings

On September 21, 2009, the Company completed a CDN$3,000,000 financing consisting of 1,000,000 units.  Each unit was priced at CDN$3.00 and consists of one common share and one common share purchase warrant.  Each full warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of CDN$4.25.  There were no insiders participating in this offering and no commission paid.  There is a four-month hold on the securities issued.

On July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1,200,000 units at a price of CDN$1.50 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of CDN$2.10.  No insiders participated in this offering and no commissions were paid.  There is a four-month hold on the securities issued.

On May 27, 2009, the Company completed a non-brokered private placement for CDN$1,500,000.  The offering consisted of 2,000,000 units at CDN$0.75 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  A whole warrant is exercisable into a common share of the Company at CDN$1.00 until November 27, 2010.

On November 5, 2007, the Company completed a non-brokered private placement for CDN$1,075,000 CDN.  The offering consisted of 1,075,000 units at CDN$1.00 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  A whole warrant was exercisable into a common share of the Company at CDN$1.35 CDN until 5/5/2009.  All the warrants expired un-exercised.

On September 22, 2006, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021.  Each unit comprised one common share and one-half of a non-transferable share purchase warrant.  A whole warrant could have been exercised to purchase one additional common share of the Company at CDN$0.75 per share until 3/22/2008.  129,166 of these warrants were exercised during Fiscal 2007, 700,847 warrants were exercised in Fiscal 2008, and 3,336 warrants expired un-exercised.

Change in Accounting Policy

On 7/1/2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

a.

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

b.

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

c.

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose the following:

1.

qualitative information about its objectives, policies and processes for managing capital;

2.

summary quantitative data about what it manages as capital;

3.

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

4.

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

5.

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards

On 2/13/2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after 1/1/2011.  For Rare Element’s with a June 30th year-end, the first un-audited interim financial statements under IFRS will be the quarter ending 9/30/2011, with comparative financial information for the quarter ended 9/30/2010.  The first audited annual financial statements will be for the year ending 6/30/2012, with comparative financial information for the year ended 6/30/2011.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the 7/1/2010 opening balance sheet that will be issued as part of the comparative financial information in the 9/30/2011 un-audited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a.

Impairment: Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b.

Mineral resources: At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c.

Business combinations: The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d.

Foreign currency: The adoption of IFRS will involve the identification of a functional currency.  At present, it appears that the US dollar is the Company’s functional currency and the Canadian dollar is the subsidiary’s functional currency.  Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

e.

Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee is aware of the IFRS conversion and the Company’s staff, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company.  The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the 7/1/2010 balance sheet that will be required for comparative purposes for all periods ending in 2011 and 2012.

New Accounting Standards Not Yet Adopted: Goodwill and intangible assets

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA Handbook Section 3062, “Goodwill and Other Intangible Assets” as well as CICA Handbook Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after 10/1/2008, the Company will adopt this new standard effective 1/1/2009 (the first day of the Company’s 2009 fiscal year) retrospectively with a restatement of prior periods.  Implementation of this new standard is not expected to have a material impact on the Company’s financial statements and disclosures.

Internal Controls Over Financial Reporting

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended 6/30/2009.  Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.  This weakness has not affected the effectiveness of the Company’s internal controls and procedures.

RESULTS OF OPERATIONS

Three Months Ended 9/30/2009 vs. Three Months Ended 9/30/2008

The net loss for the first quarter of Fiscal 2010 totaled ($225,478) compared to loss of ($257,516) in the same period last year, an improvement of ($32,038).  The basic and diluted losses per share were ($0.01) for the first quarter of Fiscal 2010 and ($0.01) for the same period last year.

Interest income totaled $8,970 (2009 = $8,898) as a result of interest earned on the funds that the Company held in financial institutions.  The Company recognized a gain on foreign exchange of $126,646 (2009 = foreign exchange loss of $53,400) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $112,670 this fiscal year and $81,817 in same period last year and the above foreign exchange gains (losses), total general and administrative costs were $248,424 and $131,197 in the same period last year, an increase of $117,227. Investor relations and shareholders’ communication increased by $21,070 and corporate development expenses increased by $56,958 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress.  In addition, accounting and administration fees were increased by $17,282 as a result of the Company closing two financings in the first quarter of fiscal 2010 and acquiring the Eden Lake property. Management fees also increased by $13,322 due to a bonus paid to an officer of the Company.

During the first quarter this fiscal year, the Company incurred $486,749 in exploration expenditures on its properties.  As of 9/30/2009, the Company had incurred a total of $2,096,245 on exploration work at Bear Lodge.

On October 30, 2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares (75,000 at closing [paid], and 75,000 at 6/12/18 months thereafter) and is subject to a 3% Net Smelter Returns (“NSR”) royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder’s fee of 20,000 common shares to two parties for this acquisition.

On November 13, 2009, the Company signed a letter of intent whereby the Company will grant to Medallion Resources Ltd. (“Medallion”) an option (“Option”) to earn a 65% interest in a joint venture to explore the Eden Lake rare-earth-element property (“Property”).  The Company and Medallion plan to complete due diligence and begin work on a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.

Fiscal 2009 Ended 6/30/2009 vs. Fiscal 2008

The net loss for the year ended 6/30/2009 totaled ($1,254,187) compared to loss of ($853,866) in the Fiscal 2008, an increase of ($400,321).  The basic and diluted losses per share were ($0.05) for Fiscal 2009 ended 6/30/2009 and ($0.04) for the Fiscal 2008.

Interest income totaled $32,575 (2008 = $29,786) for the year ended 6/30/2009 as a result of interest earned on the funds that the Company held in financial institutions.  During the year ended 6/30/2009, the Company recognized a loss on foreign exchange of ($292,358) (2008 = foreign exchange gain of $88,985) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $428,350 in 2009 and $423,891 in 2008 and the foreign exchange gains (losses), total general and administrative costs were $550,971 for Fiscal 2009 and $548,746 for Fiscal 2008.  The operating expenses increased slightly by $2,225.  The major increases were: $16,675 in travel as the Company participated in more trade shows in Fiscal 2009 and $16,735 in audit, accounting and legal fees.  These increases were offset by decreases of $21,422 in management fees due to last year’s payment to a former president; $13,087 in transfer and listing fees due to no shares issued during the first three quarters of Fiscal 2009; and $9,433 in office and miscellaneous expenses.

During the year ended 6/30/2009, the Company incurred $590,147 in exploration expenditures on its property.  As of 6/30/2009, the Company had incurred a total of $1,609,496 (2008 = $1,019,349) on exploration work at Bear Lodge.

The Company announced the results of a new National Instrument 43-101-compliant mineral resource estimate of REE contained in the Bull Hill Southwest deposit.  The new resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which data are available.  Approximately 34% of the resource is within 100 feet of a drill hole and 69% of the resource is within 200 feet of a drill hole.  The new resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas.  Refer to the Company’s website, www.rareelementresources.com for additional information.

Fiscal 2008 Ended 6/30/2008 vs. Fiscal 2007

The net loss for Fiscal 2008 totaled ($853,866) compared to loss of ($751,496) last year.  The basic and diluted loss per share was ($0.04) both years.

The Company earned interest income of $29,786 on the CDN$1.5 million GIC held in a Canadian financial institution during the year.  The Company also had a gain on foreign exchange of $88,985 [FY2007 = foreign exchange loss of ($43,589)] with the strengthening of the Canadian dollar over US Dollar.  The Company holds the majority of its financial resources in Canadian dollars until such time that payment (usually in US$) is required.

Total general and administrative costs were $548,746 (excluding the $88,985 foreign exchange gain and $423,891 non-cash stock-based compensation) for Fiscal 2008; and $498,007 for Fiscal 2007 (likewise excluding the FY2007 foreign exchange loss, non-cash stock-based compensation, and write-down of mineral properties).  The operating expenses increased slightly by $50,739 as a result of (a) an increase of $50,640 in management fees paid to the former president and the current president during the year; (b) an increase of $14,111 in travel as the Company went to more trade shows; (c) a decrease of $18,636 in investor relations expenditures with the Company terminating its investor relations arrangements during the earlier part of the fiscal year and only engaging a corporate development firm in the third quarter; and a decrease of $9,341 in audit and accounting fees.

During Fiscal 2008, the Company incurred $256,618 in exploration expenditures on its properties.  As at 6/30/2008, the Company had incurred a total of $1,019,349 (6/30/2007 = $764,147) on exploration work at Bear Lodge Project.

The Company has completed the drilling phase of its 2008 rare-earth exploration program for the Bear Lodge Project and will focus on its 2009 exploration program which listed continuing metallurgical testing, resource estimation, completion of a Technical Report, and possibly drilling to continue expand the REE mineralization encountered at Bull Hill Southwest. Due to variable dike thickness and variable continuity encountered by the Company’s drilling along strike and down dip, additional drilling is necessary to delineate the Bull Hill Southwest mineralization.

Other metals occur on the Company’s Bear Lodge Property.  Previous and current gold exploration has identified numerous geochemical gold anomalies and occurrences in fracture-fault zones and in or near intrusive breccia bodies and has tested a number of targets with widespread drill holes.  The Sundance Gold Venture is preparing for an expanded drilling program in Spring 2009.  The Newmont gold-exploration venture provides the Company with further options to increase the value of the Company and to advance its programs to evaluate both the gold and REEs of the Bear Lodge Property.

With the engagement of Ore Reserves Engineering the Company continues to work towards producing an updated NI 43-101 Technical Report, which will include a REE resource estimate.

Fiscal 2007 Ended 6/30/2007 vs. Fiscal 2006

The net loss for Fiscal 2007 totaled ($751,496) compared to loss of ($458,407) last year.  The basic and diluted loss per share was ($0.04) compared to (0.03).  The results of operations reflected the increase in administrative and financing activity level of Fiscal 2007 compared to Fiscal 2006.

The increase of $328,172 in operating expenses in Fiscal 2007 compared to last year was mostly due to the increase of $187,166 in non-cash stock-based compensation expense with the new options being granted and the increased number of options being vested in FY2007.  The foreign exchange loss increased to ($43,589) in FY2007 from ($11,134) in FY2006 due to the weakening of the US dollar against the Canadian dollar.  Excluding the non-cash stock-based compensation and foreign exchange loss, administrative costs increased by $108,551; this increase in operating expenses was a result of the increased general and administrative activities of the management.  In FY2007, management took a more aggressive approach to investor awareness and set new development strategies for the Company through engaging the services of investor relation firm and participating in Canadian and European trade shows to give presentations to potential investors. Additional administrative expenditures were incurred on the closing of the September 2006 private placement.  The major increases were in investor relations expenditures of $49,160, office and miscellaneous of $24,179, transfer and listing fees of $10,130, and management fees of $12,315.

During FY2007, the Company sold to Almaden Minerals Ltd. (“Almaden”) its 2% Net Smelter Return royalty (“NSR”) on a Mexican property that was previously written off by the Company.  The NSR was sold for $20,000 and 25,000 Almaden warrants exercisable at a price of CDN$3.00 until 3/20/2010.  A fair value of $15,083 was assigned to these warrants.  The total gain of $35,083 on sale of NSR was recognized by the Company as other income.

In FY2007, the Company incurred $159,750 in exploration expenditures on its properties.  As at 6/30/2007, the Company had incurred a total of $764,147 (2006 = $608,856) on exploration work at Bear Lodge Project.

The Company commenced the 2006 rare-earth exploration program for the Bear Lodge Project in October 2006 and outlined four targets for its coming 2007 exploration programs.  These targets would target the suspected deep carbonatite bodies and define past drilling results.  In addition, the Company continues to examine the high-tech commodities industry for opportunities to participate in the growing markets for REE and other strategic metals.  The Company goals are to acquire additional mineral properties or join in ventures that explore other properties or aspects of these metals’ markets.  The Company believes that rare-earth- element deposits have potential economic importance as various modern-day technologies become more widely commercialized.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended 9/30/2009

The Company’s working capital as at 9/30/2009 was $6,156,232 (6/30/2009 = $2,345,857).  As at 9/30/2009, cash totaled $6,330,514, an increase of $3,996,369 from $2,334,145 as at 6/30/2009.  The increase of working capital and cash was primarily due to the funds received pursuant to the closing two private placements for gross proceeds of $4,424,460.

Cash Used by Three Months Ended 9/30/2009 Operating Activities totaled ($128,622), including the ($225,478) Net Loss.  Significant adjustments included $112,670 in stock-based compensation, ($5,369) in accrued interest income, and ($11,380) in changes in non-cash working capital balances related to operations.  Cash Used in Three Months Ended 9/30/2009 Investing Activities was ($393,751), predominately for deferred exploration costs and a $100,000 reclamation bond.  Cash Provided by Financing Activities for the Three Months Ended 9/30/2009 was $4,518,742, primarily the aforementioned two private placements.

Management believes that the Company is well positioned to sustain itself in the longer term despite the current stock market volatility because of three main reasons: (1) It has maintained a very cost effective overhead model; (2) recent private placements after fiscal yearend raised a total of CDN$4.8 million; and (3) Newmont still has approximately $2.9 million in expenditures to be made on exploration at Sundance Gold Venture to earn a 65% interest in the project.  These factors allow for the Company to keep costs low, to moderate the amount of work done that it has to pay for, and to react quickly and be selective in accepting any further offers of financing.

Fiscal 2009 Ended 6/30/2009

The Company’s working capital as at 6/30/2009 was $2,345,857 (2008 = $2,281,675).  As at 6/30/2009, cash totaled $2,334,145, an increase of $62,228 from $2,271,917 as at 6/30/2008.  The increase of working capital and cash was due to the funds received pursuant to the closing a non-brokered private placement for net proceed of $1,322,271 (CDN$1,500,000) (net of $10,779 share issue costs) of and $140,950 on the exercise of options.

Cash Used by Fiscal 2009 Operating Activities totaled ($819,981), including the ($1,254,187) Net Loss.  Significant adjustments included $428,350 in stock-based compensation, $15,083 write-off of investment, and $11,141 in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2009 Investing Activities was ($581,012), predominately for deferred exploration costs.

As disclosed earlier, Rare Element has “in-the-money” stock options and share purchase warrants outstanding as at June 30, 2009 that, if exercised, would result in the Company receiving an additional CDN$8,758,570.  There is no guarantee that these stock options and share purchase warrants will be exercised.

Subsequent to Fiscal 2009, on July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1.2 million units at a price of CDN$1.50 per unit and on September 21, 2009, completed another CDN$3,000,000 financing consisting of 1,000,000 units at a price of CDN$3.00 per unit.  Management believes that the Company has sufficient funds to continue operations through Fiscal 2010.

Fiscal 2008 Ended 6/30/2008

The Company had a working capital position of $2,281,675 at 6/30/2008 compared to a working capital position of $1,154,703 at 6/30/2007.

At 6/30/2008, Rare Element had stock options and share purchase warrants outstanding that, if exercised, would result in the Company receiving an additional CDN$2.3 million.  There is no guarantee that these stock options and share purchase warrants will be exercised.

Cash Used by Fiscal 2008 Operating Activities totaled ($368,250), including the ($853,866) Net Loss.  Significant adjustments included $423,891 in stock-based compensation and $59,608 in changes in non-cash working capital balances related to operations.  Cash Used in Fiscal 2008 Investing Activities was ($262,329), predominately for deferred exploration costs.  Cash provided from Fiscal 2008 Financing Activities was $1,817,159, predominately from the aforementioned private placements and the exercise of stock options and share purchase warrants.

US GAAP Reconciliation

The consolidated financial statements included with this Registration Statement have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Resource properties – Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing.  The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of whether one has established reserves on other properties.

The Company acquired Paso Rico Resources Ltd. (“Paso Rico”) effective July 1, 2003 in a transaction that was considered a reverse takeover, with Paso Rico the continuing entity for accounting purposes. Paso Rico owned 100% of the Bear Lodge Property in northeastern Wyoming, USA and the historical property holding costs incurred by Paso Rico had been limited to property holding costs, Paso Rico having originally acquired its interest from Phelps Dodge Mining Company for consideration consisting solely of an exploration work commitment. Since then, all amounts incurred by the Company on the property continue to relate to exploration, with the property holding costs continuing to represent holding costs or lease payments. In the current year, the Company paid $23,000 to buy out its share of a royalty interest associated with the property, and this was reported as an another property holding cost. The Company does not consider that such a payment should be distinguished from exploration costs in respect to applying accounting policies under either Canadian or US GAAP.  The Company has not achieved the “development” stage yet; thus, all the amounts would have been expensed under the U.S. GAAP.  As a result, impairment review has not been completed in the current fiscal period, as there are no capitalized properties for U.S. GAAP purposes.

Canadian vs. US GAAP:

	2009	2008	2007
a) Assets
Mineral property costs under Canadian GAAP	$1,609,496	$1,019,349	$764,147
Less deferred costs expensed under U.S. GAAP	($1,609,496)	($1,019,349)	($764,147)
Mineral property costs under U.S. GAAP	$nil	$nil	$nil
b) Deficit
Closing deficit under Canadian GAAP	($5,377,562)	($4,123,375)	($3,269,509)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	($1,609,496)	($1,019,349)	($764,147)
Closing deficit under U.S. GAAP	($6,987,058)	($5,142,724)	($4,033,656)
c) Net Loss
Net loss under Canadian GAAP	($1,254,187)	($853,866)	($751,496)
Mineral property costs expensed - under U.S.GAAP	($590,147)	($256,618)	($160,132)
Net loss under U.S. GAAP	($1,844,334)	($1,110,484)	($911,628)
d) Basic and Diluted Loss Per Share - U.S. GAAP	($0.08)	($0.05)	($0.04)
e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	($810,846)	($368,250)	($576,417)
Loss under Canadian GAAP	$1,254,187	$853,866	$751,496
Loss under U.S. GAAP	($1,844,334)	($1,110,484)	($911,628)
Cash used in operating activities – U.S. GAAP	($1,400,993)	($624,868)	$ ($736,549)
f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	($590,147)	($262,329)	($160,614)
Mineral property costs expensed - under U.S. GAAP	$590,147	$256,618	$160,132
Cash used in investing activities - U.S. GAAP	$0	($5,711)	($482)

Recent Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

Trends that are considered by Rare Element to be reasonably likely to have a material effect on our results of operations are discussed above under “Business Overview” in Item #4B, “Results of Operations” in Item #5A, and “Liquidity and Capital Resources” in Item #5B.  Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a natural resource exploration company, the interest in Rare Element’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature.  If the global demand for gold decreases and gold prices decrease, it could adversely impair Rare Element’s ability to raise financing and advance the exploration of our mineral properties.

The Company’s acquisition/exploration activities vary from period to period depending upon property acquisition opportunities and exploration results.  Accordingly, amounts expended in past periods may not be indicative of future activities.  Likewise, amounts of external capital raised to finance such activities may vary from period to period.

5.E. Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company had no “hard” contractual property obligations at 11/30/2009.  However, under certain of its property acquisition agreements, the Company is intends to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.

The Company has a written consulting agreement with Donald Ranta that renews yearly subject to a one-month cancellation notice by either party that pays him $12,000 per month.

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown is the president and director.  There is no written agreement and the Company is invoiced for the time spent by the staff at POC on a monthly basis.

Contractual Obligations

November 30, 2009

	Total	Less than One year	One to Three years	Three to Five years	More than Five years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations	$144,000	$144,000
Other LT Liabilities
Total	$144,000	$144,000

5.G.  Safe harbor

Not Applicable

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Resource Properties and Deferred Exploration Costs

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.  Option payments are credited against mineral property costs when received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

Asset Retirement Obligations

The Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of June 30, 2009, the Company has determined that it does not have material obligations for asset retirement obligations.  Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6 lists, as of 10/31/2009, the Directors and Senior Management.

Table No. 6
Directors and Senior Management
Name	Age	Date First Elected Or Appointed
M. Norman Anderson, Director	78	July 2003
Mark T. Brown, Chief Financial Officer, Director (1)(2)	40	June 1999
Norman W. Burmeister, Director (1)	69	July 2003
Gregory E. McKelvey, Director	65	February 2008
Stephen P. Quin, Director (1)	50	May 2005
Donald E. Ranta, President/CEO, Director (3)	66	October 2007
Winnie Wong, Corporate Secretary (4)	35	July 2003
(1) Member of the audit committee.
(2) He spends about 20% of his time on the affairs of the Company.
(3) He spends the preponderance of his time on the affairs of the Company.
(4) She spends about 15% of her time on the affairs of the Company.

M. Norman Anderson has had a long and distinguished career in the mining industry.  Since 1987, he has been President of Norman Anderson & Associates, a consulting firm with a focus on due diligence and evaluation for financial institutions and mining companies.  Prior to this, he worked for Cominco during which time he spent a four-year period in an executive position with Amax Lead Zinc. Inc.  In 1978 he became President/COO, and in 1980 he assumed complete responsibility for Comincos business as Chairman/CEO.  Since 1995, he has been a Director of Cai de Minas Buenaventura S.A. (Peru).

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  From 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Since May 2002, he has been President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  During the past five years, Mr. Brown has been a director and/or officer for public companies:

Dates	Name of Company	Titles
January 2000 – May 2005	International Bethlehem Corp.	CFO/Director
August 2002 – December 2004	Sutter Gold Mining Inc.	President
August 2002 – March 2008	Ameriplas Holdings Ltd.	Director
December 2003 – May 2006	Crosshair Exploration & Mining Ltd.	CFO
November 2005 - January 2008	G4G Resources Ltd.	CFO/Director
August 2005 – May 2009	Mediterranean Resources Ltd.	Director
July 2004 – November 2007	Garibaldi Resources Corp.	Director
October 2007 – March 2008	BHR Buffalo Head Resources Ltd.	Director
October 2005 – January 20008	Rockhaven Resources Ltd.	Director
December 2004 – May 2006	Target Exploration & Mining Ltd.	CFO/Director
June 2004 – May 2008	Tatmar Ventures Inc.	CFO
June 2006 to July 2007	Animas Resources Ltd.	CFO/Secretary
Since November 2000	Sutter Gold Mining Inc.	Director
Since August 2000	Portal Resources Ltd.	CFO/Director
Since September 2001	Strategem Capital Corporation	Director
Since September 2006	Rye Patch Gold Corp.	CFO
Since July 2005	Pitchstone Exploration Ltd.	CFO
Since September 2006	Fortune Valley Resources Inc.	CFO
Since June 2006	Animas Resources Ltd.	Director
Since November 2007	Almaden Minerals Ltd.	CFO
Since October 2005	Tarsis Resources Ltd.	CFO
Since January 2008	Everclear Capital Ltd.	CEO/Director
Since May 2008	Fox Resources Ltd.	CEO/Director

Norman W. Burmeister graduated from the Colorado School of Mines in Mining Geology in 1961 and has over 40 years of experience in the mining industry.  He holds a professional engineer license from the Association of Professional Engineers and Geoscientists of British Columbia.  He was Chief Geologist for Silver Standard Resources from 1965 to 1978.  In 1980 he founded Bull Run Corporation and served as its Chairman/CEO until 1992; during that period Bull Run successfully found, explored and developed a significant gold mine in Elko County, Nevada.  From July 2003 to July 2005, he was President/CEO of the Company; and from August 1997 its predecessor company, Paso Rico.  During the past five years, Mr. Burmeister has been a director and/or officer for public companies:  From June 2002 to July 2007, he was President/CEO/Director of Kilgore Minerals Ltd., merged into Bayswater Uranium Corp.; and since March 2006, President/CEO/Director of Saratoga Gold Company Ltd.

Gregory E. McKelvey has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since July 2007, he has been President/CEO/Director of Animas Resources Ltd.; since January 2008, he has been a Director of Everclear Capital Ltd.; and since December 2009, he has been a Director of Redhawk Resources Inc.

Stephen P. Quin is a professional geologist with 30 years of international experience in exploration, mine development and operations and corporate development.  During the past number of years, Mr. Quin has been a director and/or officer for several public companies: 1987 to August 2005, he was Executive VP for Miramar Mining Corp.; from September 2005 to November 2008 (when it was acquired by Capstone Mining Corp.), he was President/CEO/Director of Sherwood Copper Corporation (Director since 2001); since November 2008, he has been President/COO/Director of Capstone Mining Corp.  Mr. Quin serves as a Director of: since February 2005, a Director of Mercator Minerals Ltd.; since December 2006, a Director of Kimber Resources Inc.; since April 2008, a Director of Troon Ventures Ltd.; and since September 2008 a director of Bear Lake Gold Ltd. (and its predecessor Maximus Ventures Ltd. since 2006).

Donald E. Ranta is the President and CEO of Rare Element, and for ten years prior to joining the Company, he was associated with a variety of junior companies.  He also was formerly the Vice President of Exploration for Echo Bay Mines and the head of North American Exploration for Phelps Dodge Corporation. He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD).  He has extensive experience in generative exploration, project exploration and appraisal, and project evaluation.  His exploration teams were responsible for the discovery and/or acquisition of many gold and other types of deposits on four continents.  In addition, he is a former President of the Society for Mining, Metallurgy and Exploration, Inc. and a former Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  From June 2003 to September 2007. he was VP Exploration/Director of Gryphon Gold Corporation.  Since July 2007, he has been a Director of Animas Resources; since October 2007, he has been a Director of Rare Element Resources; since January 2008, he has been a Director of Everclear Capital Ltd.; and since September 2008, he has been a Director of Otis Gold Corp.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  From December 2002 to December 2004, she was CFO of Sutter Gold Mining Inc.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies: Apoquindo Minerals Inc. (since March 2007); Mediterranean Resources Ltd. (since August 2005); Strategem Capital Corporation (since May 2005); Animas Resources Ltd. (since June 2007) (President/CEO from 2006-2007); Fox Resources Ltd. (since May 2008); and she has been CFO/Director of Everclear Capital Ltd. (since January 2008).

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.  Their functions within the Company are detailed in ITEM #1.A.2.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.  The footnotes to Table #6 indicate the approximate time that Senior Management spends on the affairs of the Company.  Donald Ranta’s management agreement requires that he spend 60% of his time on the affairs of the Company; at the present time he spends more than that proportion and anticipates no commitment that would prevent him from fulfilling his 60% requirement, a level that the Board of Directors deems sufficient.

The Board has adopted a written “Corporate Governance Policies” which include various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. There are no Director service contracts with the Company providing for benefits upon termination of employment.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Rare Element, other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2009, 950,000 stock options were granted to Directors.   Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Directors.

Table No. 7
Director Compensation
Name	Fees Earned (US$)	Option-based Awards(1) (US$)	All Other Compensation (US$)	Total (US$)
M. Norman Anderson	Nil	$15,031	Nil	$15,031
Norman W. Burmeister	Nil	$15,031	Nil	$15,031
Stephen P. Quin	Nil	$15,031	Nil	$15,031
Gregory E. McKelvey	Nil	$59,735	Nil	$59,735

(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the directors are vested as follows:  20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Directors.

Table No. 8
Directors Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1)(CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
M. Norman Anderson	$20,700	N/A	N/A
Norman W. Burmeister	$20,700	N/A	N/A
Stephen P. Quin	$20,700	N/A	N/A
Gregory E. McKelvey	$20,700	N/A	N/A

(1) The options granted to the Directors were vested as follows:  20%

    vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2009 Ended 6/30/2009 was $217,742.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Senior Management and Directors.

Table No. 9
Senior Management Compensation
Name and principal position	Year	Salary (US$)	Share- based awards (US$)	Option- based awards (US$)(3)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)(4)
					Annual incentive plans	Long-term incentive plans
Donald E. Ranta, Chief Executive	2009	$103,456(1)	NA	$126,939	NA	NA	NA	NA	$230,395
Mark T. Brown, Chief Financial Officer	2009	NA	NA	$15,031	NA	NA	NA	$80,000 (2)	$95,031
Winnie Wong, Corporate Secretary	2009	NA	NA	$7,515	NA	NA	NA	$34,286 (5)	$41,801
(1) Mr. Ranta received a monthly amount of US$8,500 as management fees.

(2) Mr. Brown’s private company, Pacific Opportunity Capital Ltd., charged a total of US$114,286 for the managerial, accounting and administrative services provided by Mr. Brown, Ms. Wong and other staff at Pacific Opportunity Capital Ltd. during Fiscal 2009 , of which US$80,000 was allocated for Mr. Brown’s service and US$34,286 was allocated for Ms. Wong’ service – see footnote (5).

(3) The fair value of option-based awards which are vested during 2009 is determined by the Black-

    Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields,

    volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the Senior Management are vested as follows:  20%

    vested four months after the date of grant; 20% vested eight months after the date of grant;

    20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.

(4) During the Senior Management’s employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Management’s duties in accordance with the policies set from time to time by the

    Company, in its sole discretion.  The Senior Management is required to furnish such receipts,

    vouchers or other evidence as are required by the Company to substantiate such expenses.  Such reimbursements are excluded from the “Total Compensation”.

(5) Winnie Wong is the VP of Pacific Opportunity Capital Ltd. , Mark Brown’s private company.  Other than options granted to Ms. Wong which are disclosed in the table, Ms. Wong is not receiving any compensation directly, but was allocated US$34,286 for her services invoiced by Pacific Opportunity Capital Ltd .

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 10
Senior Management Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year
Name	Option-based awards Value vested during the year (1) (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Donald E. Ranta, Chief Executive Officer	$27,600	N/A	N/A
Mark T. Brown, Chief Financial Officer	$20,700	N/A	N/A
Winnie Wong, Corporate Secretary	$10,350	N/A	N/A

(1) The options granted to the Named Executive Officers were vested as follows:  20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2009 Ended 6/30/2009, the most recently completed fiscal year; there were 2,546,000 stock options outstanding.  During Fiscal 2009, 1,400,000 stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2009, no SARs (stock appreciation rights) were granted.  During Fiscal 2009, 398,000 stock options were exercised: 750,000 stock options were cancelled and/or expired, and none were re-priced.

Table No. 11 Stock Option Grants Fiscal 2009 Ended 6/30/2009
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors
M. Norman Anderson	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Mark T. Brown	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Norman W. Burmeister	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Gregory E. McKelvey	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Stephen P. Quin	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Donald E. Ranta	200,000	14%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Winnie Wong	75,000	5%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Employees and Consultants	375,000	26%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
TOTAL	1,400,000	100%

The following table gives certain information concerning stock option exercises during Fiscal 2009 Ended 6/30/2009 by Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 12
Aggregated Stock Options Exercises during Fiscal 2009 Ended 6/30/2009
Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at 6/30/09 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 6/30/09 (2) Exercisable/ Unexercisable
M. Norman Anderson	nil	$nil	130,000/120,000	CDN$159,000/CDN$144,000
Mark Brown	nil	$nil	180,000/120,000	CDN$220,500/CDN$144,000
Norman Burmeister	nil	$nil	130,000/120,000	CDN$159,000/CDN$144,000
Gregory McKelvey	nil	$nil	115,000/135,000	CDN$93,300/CDN$153,450
Stephen Quin	100,000	CDN$71,500	30,000/120,000	CDN$36,000/CDN$144,000
Donald Ranta	nil	$nil	390,000/160,000	CDN$321,000/CDN$192,000
Winnie Wong	10,000	CDN$9,500	105,000/60,000	CDN$128,700/CDN$72,000
(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.
(2) The market price for the Company’s common shares on June 30, 2009 was CDN$1.78. No value has been given to unexercised options that were out-of-the-money on June 30, 2009.

Stock Options. Refer to ITEM #6.E., “Share Ownership”; and Table No. 7/8/9/10/11/12/13/14 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2009 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during the Fiscal 2009 Ended 6/30/2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown is the president and director.

The Company entered into a consulting agreement dated October 2, 2007 with Donald E. Ranta, the Company’s President/CEO, pursuant to which the Company pays Mr. Ranta a monthly amount of $8,500 per month.  In the event that the consulting agreement is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of three times the monthly amount paid to Mr. Ranta.  On October 14, 2009, the Board approved increasing the monthly amount to $12,000 per month.

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1. Terms of Office. Refer to ITEM 6.A. and ITEM 6.c.

6.C.2. Directors’ Service Contracts.

--- Nothing Responsive to Disclose ---

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the M. Norman Anderson, Norman W. Burmeister, Gregory E. McKelvey, and Stephen P. Quin are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2009 Ended 6/30/2009, the Board of Directors held four regularly scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served. Directors are encouraged to attend annual meetings of our stockholder; two of the six directors attended the December 2008 annual shareholders meeting.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted at the 2004 Annual General Meeting.  The current members of the Audit Committee are: Mark Brown, Norman W. Burmeister (independent), and Stephen P. Quin (independent).  The Audit Committee met four times during Fiscal 2009 Ended 6/30/2009 and one time during Fiscal 2010-to-date.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of three directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

6.C.5.  Code of Ethics

The Board has adopted a written “Corporate Governance Policies” addressing various codes of conducts.  The current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.  Further, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2009 Ended 6/30/2009 and Fiscal 2010-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D. Employees

At 10/31/2009, the Company had two full-time employees/consultants and five part-time employees/consultants, including the three Senior Management; five of these employees/consultants are directly engaged in exploration activities.  As of 6/30/2009 and 6/30/2008, the Company had six and three full-time and part-time employees/consultants, respectively, including the Senior Management.  Donald Ranta, President/CEO of the Company is involved in both administration and exploration.  He is based in Golden, Colorado, USA.  None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 10/31/2009, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all other persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities (none).

Table No. 13
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	M. Norman Anderson (1)	160,000	0.6%
Common	Mark T. Brown (2)	1,818,145	6.3%
Common	Norman W. Burmeister (3)	655,000	2.2%
Common	Gregory E. McKelvey (4)	135,000	0.5%
Common	Stephen P. Quin (5)	32,500	0.1%
Common	Donald E. Ranta (6)	425,000	1.5%
Common	Winnie Wong (7)	39,500	0.1%
	Directors and Senior Management Subtotal	3,265,145	11.3%
	TOTAL	3,265,145	11.3%
(1)	110,000	Represent currently exercisable stock options.
	50,000	are common shares.
(2)	210,000	Represent currently exercisable stock options.
	1,608,145	are common shares: 920,145 are held by POC and 45,000 are held by Spartacus Management Inc., private companies controlled by Mark Brown; 643,000 are held by Mr. Brown directly.
(3)	160,000	Represent currently exercisable stock options.
	495,000	are common shares.
(4)	135,000	Represent currently exercisable stock options.
(5)	32,500	are common shares.
(6)	375,000	Represent currently exercisable stock options.
	50,000	are common shares.
(7)	30,000	Represent currently exercisable stock options.
	9,500	are common shares.
#		Based on 28,896,736 common shares outstanding as of 10/31/2009 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Pursuant to the Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) effective December 11, 2002.  The Plan was approved by the shareholders of the Company at the Company’s annual and special general meeting held on 12/11/2002 and amended on 11/23/2006’s AGM, 12/3/2007’s AGM, and 12/5/2008’s AGM.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company.  The granting of options is intended to align the interests of such persons with that of the members.

Options will be exercisable over periods up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares that may be reserved for issuance is equal to that number of shares which is 20% of the issued and outstanding common shares of the Company.  The number of shares that may be reserved for issuance to any one individual may not exceed 5% of the issued shares in any 12-month period or 2% if the optionee is engaged in investor relations’ activities or is a consultant.  The Plan contains a minimum vesting schedule allowing options to become exercisable in equal installments over an 18-month period; however, the Board of Directors may impose stricter vesting requirements to a particular stock option in its discretion.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

Options are non-assignable and non-transferable.

The Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table, as of 10/31/2009, as well as the number of options granted to employees/consultants/etc.

Table No. l4
Stock Options Outstanding
Name	Number of Options Granted or Remaining	Exercise Price per Share (CDN$)	Grant Date	Expiration Date
Officers/Directors
M. Norman Anderson	50,000	0.55	1/10/2007	1/10/2012
M. Norman Anderson	150,000	0.58	1/27/2009	1/27/2014
Mark T. Brown	100,000	0.55	4/28/2006	4/28/2011
Mark T. Brown	50,000	0.55	1/10/2007	1/10/2012
Mark T. Brown	150,000	0.58	1/27/2008	1/27/2014
Norman W. Burmeister	50,000	0.55	4/28/2006	4/28/2011
Norman W. Burmeister	50,000	0.55	1/10/2007	1/10/2012
Norman W. Burmeister	150,000	0.58	1/27/2009	1/27/2014
Gregory E. McKelvey	25,000	1.00	10/12/2007	10/12/2012
Gregory E. McKelvey	75,000	1.15	2/19/2008	2/19/2013
Gregory E. McKelvey	125,000	0.58	1/27/2009	1/27/2014
Stephen P. Quin	90,000	0.58	1/27/2009	1/27/2014
Donald E. Ranta	350,000	1.00	10/01/2007	10/01/2012
Donald E. Ranta	145,000	0.58	1/27/2009	1/27/2014
Winnie Wong	75,000	0.58	1/27/2009	1/27/2014
Total Officers/Directors	1,635,000
Employees/Consultants/etc.	50,000	0.55	1/10/2007	1/10/2012
Employees/Consultants/etc.	350,000	1.00	9/01/2007	9/01/2012
Employees/Consultants/etc.	341,000	0.58	1/27/2009	1/27/2014
Employees/Consultants/etc.	200,000	2.09	7/20/2009	7/20/2014
Employees/Consultants/etc.	30,000	4.49	10/2/2009	10/2/2014
TOTAL	2,606,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7/8/9/10/11/12/13/14.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

7.A.1.c. Different Voting Rights.

--- Nothing Responsive to Disclose ---

7.A.2. Share Ownership.

On 10/31/2009, the Company’s shareholders’ list showed 28,896,736 common shares outstanding with 65 registered shareholders.  Of these registered shareholders, 32 are resident in Canada, 22 are resident in the USA, and 11 are located elsewhere.  The Canadian shareholders own 24,993,436 common shares (86.4% of the total), USA shareholders own 1,323,300 common shares, and the other shareholders own 2,580,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1,200 “holders of record” in Canada, holding approximately 86% of the outstanding shares of the Company, and over 3,000 beneficial owners that own 100% of its common shares.

7.A.3. Control of the Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements

--- Nothing Responsive to Disclose ---

7.B. Related Party Transactions

a. FY2009 = $Nil (2008 = US$55,861) was charged for management fees by Blue Heron Productions Inc., a private company controlled by William H. Bird, the former president.

b. FY2009= US$103,456 (2008 = US$69,017) was charged for management fees by Donald E. Ranta, the Chief Executive Officer and director of the Company.

c. FY2009 = US$114,286 (2008 = US$101,938) was charged by Pacific Opportunity Capital Ltd., a private company controlled by Mark T. Brown, the Chief Financial Officer and director for accounting, management fees and rent.

As at June 30, 2009, a total of US$9,769 (2008 = US$15,257) was owed to a director and Pacific Opportunity Capital Ltd., a private company controlled by one of the directors and officers for accounting, management fees and rent.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 6/30/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Senior Management, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes that all of these transactions were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

7.C. Interests of Experts and Counsel

--- Nothing Responsive to Disclose ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

a. Audited Financial Statements:

   Fiscal 2009 Ended 6/30/2009

   Fiscal 2008 Ended 6/30/2008

   Fiscal 2007 Ended 6/30/2007

b.  Unaudited Financial Statements:

    Three Months Ended 9/30/2009

8.A.7. Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff or as a defendant in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, on 11/15/1999, under the former name Spartacus Capital Ltd. with the symbol “SCI”.  The current stock symbol is “RES”.  The CUSIP Number is 75381M102 and the ISIN numbers is CA75381M1023.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last seven months, the last nine calendar quarters; and the last five fiscal years.

Table No. 15
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars (CDN$)
Period Ended	Volume	High	Low	Closing
Monthly
11/30/2009	2,784,100	$4.14	$2.84	$3.63
10/31/2009	6,086,200	$4.69	$2.61	$2.96
9/30/2009	5,805,700	$4.41	$2.98	$4.16
8/31/2009	4,889,600	$3.37	$1.91	$3.25
7/31/2009	4,433,000	$2.90	$1.51	$2.50
6/30/2009	6,231,100	$1.95	$1.18	$1.78
5/31/2009	3,284,400	$1.39	$0.69	$1.34
Quarterly
9/30/2009	15,128,300	$4.41	$1.54	$4.16
6/30/2009	9,988,100	$1.95	$0.55	$1.78
3/31/2009	2,060,500	$1.10	$0.41	$0.61
12/31/2008	1,632,000	$0.55	$0.27	$0.58
9/30/2008	1,683,800	$0.79	$0.52	$0.60
6/30/2008	1,447,800	$1.00	$0.75	$0.77
3/31/2008	1,797,600	$1.53	$0.90	$0.97
12/31/2007	2,830,400	$1.35	$0.86	$1.20
9/30/2007	3,471,600	$1.75	$0.77	$0.86
Yearly
Fiscal 2009 Ended 6/30/2009	15,364,400	$1.95	$0.27	$1.78
Fiscal 2008 Ended 6/30/2008	9,547,400	$1.75	$0.75	$0.77
Fiscal 2007 Ended 6/30/2007	15,457,700	$1.50	$0.43	$1.15
Fiscal 2006 Ended 6/30/2006	13,532,900	$0.87	$0.16	$0.59
Fiscal 2005 Ended 6/30/2005	6,788,400	$0.44	$0.18	$0.19

The Company’s common shares began trading on the Frankfurt Stock Exchange on 3/14/2006, with the trading symbol of “R8V.F”.  Total volume through 11/30/2009 was 10,658,800.  Prices ranged from euro$0.13 to euro$2.90; the closing price on 11/30/2009 was euro$2.40.

The Company’s common shares began trading on the XETRA Exchange on 4/19/2006, with the trading symbol of “R8V.DE”.  Total volume through 11/30/2009 was 38,800.  Prices ranged from euro$0.27 to euro$2.70; the closing price on 11/23/2009 was euro$2.55.

The Company’s common shares began trading on the Berlin Stock Exchange on 3/25/2008, with the trading symbol of “R8V.BE”.  Total volume through 11/30/2009 was 3,600.  Prices ranged from euro$0.14 to euro$2.53; the closing price on 11/30/2009 was euro$2.29.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders.  The authorized capital of Rare Element consists of an unlimited number of common shares in registered form with no par value. Computershare Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, British Columbia, Canada  V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants. Refer to ITEM 6.E. and Table No. 11/13 for additional information.

The following table lists, as of 10/31/2009, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 16
Share Purchase Warrants Outstanding
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
May 27, 2009	1,000,000	990,000	CDN$1.00	CDN$1.00	November 27, 2010
July 24, 2009	600,000	600,000	CDN$2.10	CDN$2.10	January 24, 2011
September 21, 2009	1,000,000	1,000,000	CDN$4.25	CDN$4.25	March 21, 2011

9.C. Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada.  The common shares also trade in Europe on the Berlin, Frankfurt, and XETRA Stock Exchanges.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital

As of 10/31/2009, there were an unlimited number of common shares, without par value, authorized.  As of 10/31/2009, there were 28,896,736 common shares issued and fully paid.

10.A.2. Shares Not Representing Capital

10.A.3. Shares Held By Company

--- Nothing Responsive to Disclose ---

10.A.4. Stock Options/Share Purchase Warrants

10.A.5. Stock Options/Share Purchase Warrants

--- Refer to Table No. 7/8/9/10/11/12/13/14/15/16 ---

10.A.6. History of Share Capital

Rare Element has financed its operations through funds raised in public/private placements of common shares and shares issued upon conversion of warrants and options.

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions in November 1999, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of CDN$0.20 per share for total gross proceeds of CDN$300,000.  On 11/15/1999, the common shares of the Company began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under the symbol “SCI” as a Capital Pool Company.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the TSX Venture Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.  The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which, if acquired, would provide the company with a full listing on the TSX Venture Exchange.  The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX Venture Exchange is to prepare for its offering.  This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

During FY2006, the Company completed a non-brokered private placement of 1,147,600 units at a price of CDN$0.20 for gross proceeds of CDN$229,520.  Each unit was comprised of one common share and one twelve-month non-transferable share purchase warrant.  The share purchase warrants were exercisable into one common share at a price of CDN$0.30 per share.  200,000 warrants were exercised in FY2006; and the remaining 947,600 warrants were exercised during FY2007.

During FY2007, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021.  Each unit comprised one common share and one-half of a non-transferable share purchase warrant.  A whole warrant was exercisable to purchase one additional common share of the Company at CDN$0.75 per share until 3/22/2008.  During FY2007, 129,166 of these warrants were exercised; during FY2008, 700,847 warrants were exercised; and 3,336 warrants expired unexercised.

On 11/5/2007, the Company completed a non-brokered private placement for CDN$1,075,000.  The offering consisted of 1,075,000 units at CDN$1.00 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  A whole warrant was exercisable to purchase one additional common share of the Company at CDN$1.35 until 5/5/2009.  During FY2009, all warrants expired.

On 5/27/2009, the Company completed a non-brokered private placement for CDN$1,500,000.  The offering consisted of 2,000,000 units at CDN$0.75 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  Each whole warrant allow the holder to purchase one additional common share of the Company at CDN$1.00 until 11/27/2010.

On 7/24/2009, the Company completed a non-brokered private placement for CDN$1,800,000.  The offering consisted of 1,200,000 units at CDN$1.50 per unit.  Each unit comprised one common share and one-half of a non-transferable share-purchase warrant.  Each whole warrant allow the holder to purchase one additional common share of the Company at CDN$2.10 until 1/24/2011.  No insiders participated in this offering and no commission was being paid.  There is a four-month hold on the securities issued.

On 9/21/2009, the Company completed a non-brokered private placement for CDN$3,000,000.  The offering consisted of 1,000,000 units at CDN$3.00 per unit.  Each unit comprised one common share and one non-transferable share-purchase warrant.  Each warrant allows the holder to purchase one additional common share of the Company at CDN$4.25 until 3/21/2011.  No insiders participated in this offering and no commission was being paid.  There is a four-month hold on the securities issued.

During FY2007/2008/2009: 1,076,766, 700,847, and none warrants were exercised, raising US$337,550, US$520,810, and US$nil, respectively.

During FY2007/2008/2009: 687,500, 386,500, and 398,000 stock options were exercised, raising US$158,634, US$160,092, and US$140,950, respectively.

10.A.7. Resolutions/Authorizations/Approvals

--- Nothing Responsive to Disclose ---

10.B. Memorandum and Articles of Association

Rare Element Resources Ltd. (“Rare Element” or the “Company”) was organized under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name “Spartacus Capital Inc.”.  On 7/25/2003, the name was changed to “Rare Element Resources Ltd.”.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company.  A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services.  A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise.  The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the Act.

Article 16 of the Company’s articles address the powers and duties of the directors.  Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the Act.

Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.  This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution.  Directors may also by resolution appoint one or more committees other than the executive committee.  These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Article 18 details the proceedings of directors.  The Directors may meet to conduct business, adjourn, and otherwise regulate their meetings as they see fit.  A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be set at two directors.  If the number of directors is set at one, a quorum is deemed to be one director, and that director may constitute a meeting.

Article 8 details the borrowing powers of the Directors.  The Company may, if authorized by the Directors:

a.

Borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

b.

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c.

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d.

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders.  The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director.  The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.  Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or her heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.  Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.  The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled.  The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a.

is or was a director, alternate director, officer, employee or agent of the Company;

b.

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c.

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; and

d.

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value.  All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

a.

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

b.

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

c.

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

d.

if the Company is authorized to issue shares of a class or shares with par value;

1.

decrease the par value of those shares; or

2.

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

e.

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

f.

alter the identifying name of any of its shares; or

g.

otherwise alter its share or authorized share structure when required or permitted to do so by the Act.

Subject to Article 9.2 and the Act, the Company may by special resolution:

a.

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

b.

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by consent resolution of the directors or by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The directors may, whenever they think fit, call a meeting of shareholders. An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) at such time and place as may be determined by the Directors.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C. Material Contracts

Copies of Material Contracts are filed as exhibits to this Registration Statement.

1. Consulting Agreement between Rare Element and Donald Ranta, dated 9/1/2007.

2. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation (“Freeport”), dated 3/31/2009.  Under the agreement, the Company purchased the royalty interest (the "Royalty") on certain claims, plus an area of interest, on the Bear Lodge Property, for a one-time payment of $50,000.

3. Agreement with VMS Ventures Inc. to acquire Eden Lake REE Project, dated 10/30/2009

4. Letter of Intent with Medallion Resources Ltd. regarding the optioning in and joint venture on the Eden Lake Property, dated 11/13/2009.

5. Joint Venture Agreement with Newmont North America Exploration Limited regarding Bear Lodge Property, dated 6/14/2006.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Rare Element’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of Rare Element on the right of foreigners to hold or vote securities of Rare Element, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of Rare Element by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Rare Element.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2009 or 6/30/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor.  In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts

The Company’s consolidated financial statements for Fiscal 2009/2008/2007 Ended June 30th have been audited by DeVisser Gray LLP, Chartered Accountant; 905 West Pender Street, #401, Vancouver, British Columbia, Canada  V6C 1L6.  Their audit report is included with the related consolidated financial statements in this Registration Statement with their consent.

10.H. Document on Display

The Company’s documents can be viewed at its Canadian office, located at:  325 Howe Street, #410, Vancouver, British Columbia, Canada  V6C 1Z7.  Upon the effectiveness of this Registration Statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.  Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Finally, corporate information can be found on the Company’s website at www.rareelementresources.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Market risk.  Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk.  The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk.  The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Canadian Dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

d. Other price risk.  Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended June 30, 2009 could have varied if the Canadian Dollar to US Dollar foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities --- No Disclosure Necessary ---

12.B. Warrants and Rights --- No Disclosure Necessary ---

12.C. Other Securities --- No Disclosure Necessary ---

12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

         HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

---Not Applicable---

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY RARE ELEMENT/AFFILIATED PURCHASERS

ITEM 16F.  CHANGE IN REGISTRANT’S CEDRTIFYING ACCOUNTANT

ITEM 16G.  CORPORATE GOVERANCE

---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

Rare Element's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Rare Element, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The un-audited consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the un-audited financial statements of this Registration Statement.  The audit report of DeVisser Gray LLP, Chartered Accountant, is included herein immediately preceding the audited consolidated financial statements.

a. Audited Financial Statements

   Auditor's Report, dated 10/16/2009

   Consolidated Balance Sheets at 6/30/2009 and 6/30/2008

   Consolidated Statements of Operations and Deficit

     for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007

   Consolidated Statements of Shareholders Equity

     for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007

   Consolidated Statements of Cash Flows

     for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007

   Cumulative Schedule of Mineral Property Costs

     for the periods ended 6/30/2009 and 6/30/2008

   Notes to Consolidated Financial Statements

a. Un-Audited Financial Statements

   Consolidated Balance Sheets at 9/30/2009 and 6/30/2009

   Consolidated Statements of Operations and Deficit

      for the three-month periods ended 9/30/2009 and 9/30/2008

   Consolidated Statements of Shareholders Equity

      for the three-month periods ended 9/30/2009 and 9/30/2008

    Consolidated Statements of Cash Flows

      for the three-month periods ended 9/30/2009 and 9/30/2008

   Cumulative Schedule of Mineral Property Costs

      for the periods ended 9/30/2009; 6/30/2009 and 6/30/2008

   Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

Rare Element has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation a. Certificate of Incorporation (1) b. Certificates of Name Change (1) c. Articles of Incorporation and By-Laws (1)
3. Voting Trust Agreements – No Disclosure Necessary

4. Material Contracts

a. Consulting Agreement between Rare Element and Donald E. Ranta, dated 9/1/2007. (1)

b. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation (“Freeport”), dated 3/31/2009. (1)

c.  Agreement with VMS Ventures Inc. to acquire Eden Lake REE Project, dated 10/31/2009

d. Letter of Intent with Medallion Resources Ltd. regarding optioning in and joint venture on the Eden Lake Property, dated 11/13/2009.

e. Joint Venture Agreement with Newmont North America Exploration Limited regarding Bear Lodge Property, dated 6/14/2006.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries: Refer to ITEM #4 of this Form 20-F
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice Required by Rule 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary
12.1: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 12.2: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13.1.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

       Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

       Section 1350 of Chapter 63 of Title 18 of the United States Code

14. Legal Opinion required by Instruction 3 of ITEM 7B: --- No Disclosure Necessary ---
15. Additional Exhibits: a. Consent of DeVisser Gray LLP, dated 1/13/2010

(1) Incorporated by reference to the Company’s Form 20FR as filed with the Securities Exchange Commission on November 16, 2009.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2009

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

AUDITORS’ REPORT

To the Shareholders of Rare Element Resources Ltd.

We have audited the consolidated balance sheets of Rare Element Resources Ltd. as at June 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, retained earnings and deficit and cash flows for each of the years in the three year period ended June 30, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2009  in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 16, 2009

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30

(Expressed in US Dollars)

	2009	2008

ASSETS
CURRENT
Cash and cash equivalents	$ 2,334,145	$ 2,271,917
Accounts receivable	50,195	46,726
Prepaid expenses	27,978	26,883
	2,412,318	2,345,526

Equipment (Note 4)	1,872	4,267
Investment (Note 5)	-	15,083
Mineral properties and deferred exploration costs (Note 3)	1,609,496	1,019,349
Reclamation bond (Note 6)	10,533	10,000

	$ 4,034,219	$ 3,394,225

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 56,692	$ 48,594
Due to related parties (Note 8)	9,769	15,257
	66,461	63,851

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	7,841,832	6,574,447
WARRANTS (Note 7d)	627,442	337,114
CONTRIBUTED SURPLUS (Note 7)	876,046	542,188
DEFICIT	(5,377,562)	(4,123,375)
	3,967,758	3,330,374

	$ 4,034,219	$ 3,394,225
NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 10)
SUBSEQUENT EVENTS (Note 14)

APPROVED BY THE BOARD OF DIRECTORS:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2009	2008	2007

EXPENSES

Audit and legal	$ 26,983	$ 22,684	$ 32,025
Accounting and administration (Note 8)	106,943	94,507	87,232
Amortization	2,395	2,117	191
Bank charges	2,420	1,584	1,023
Corporate development	78,328	69,446	-
Foreign exchange loss (gain)	292,358	(88,985)	43,589
Investor relations and shareholders’ communication	119,129	116,280	204,362
Management fees (Note 8)	103,456	124,878	74,238
Office and miscellaneous	31,129	40,562	37,298
Rent (Note 8)	7,343	7,431	7,954
Stock-based compensation	428,350	423,891	240,142
Transfer and listing fees	17,541	30,628	29,166
Travel	55,304	38,629	24,518
Write-down of mineral properties	-	-	4,841
	(1,271,679)	(883,652)	(786,579)
OTHER ITEMS
Interest income	32,575	29,786	35,083
Write off of investment (Note 5)	(15,083)	-	-
	17,492	29,786	35,083

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (1,254,187)	$ (853,866)	$ (751,496)

LOSS PER SHARE – BASIC AND DILUTED	$ (0.05)	$ (0.04)	$ (0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	24,072,331	22,972,529	20,412,956

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

 (Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
BALANCE AS AT JUNE 30, 2007	21,704,389	$ 4,973,386	$ -	$ 240,729	$ (3,269,509)	$ 1,944,606
Issued for cash: Private placement (Note 7b(i))	1,075,000	813,243	337,114	-	-	1,150,357
Exercise of warrants (Note 7b(ii))	700,847	520,810	-	-	-	520,810
Exercise of options (Note 7b(iii))	386,500	282,524	-	(122,432)	-	160,092
Share issue costs (Note 7b(i))	-	(15,516)	-	-	-	(15,516)
Stock-based compensation (Note 7e)	-	-	-	423,891	-	423,891
Net loss for the year	-	-	-	-	(853,866)	(853,866)
BALANCE AS AT JUNE 30, 2008	23,866,736	6,574,447	337,114	542,188	(4,123,375)	3,330,374
Issued for cash: Private placement (Note 7b(iv))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 7b(v))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 7b(iv))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 7e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	$ 7,841,832	$ 627,442	$ 876,046	$ (5,377,562)	$ 3,967,758

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2009	2008	2007
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the year	$ (1,254,187)	$ (853,866)	$ (751,496)
Items not involving cash:
Amortization	2,395	2,117	191
Fair value of warrants received pursuant to the sale of mineral property	-	-	(15,083)
Stock-based compensation	428,350	423,891	240,142
Interest income accrued	(13,628)	-	-
Write off of investment	15,083	-	4,841
	(821,987)	(427,858)	(521,405)
Changes in non-cash working-capital items:
Accounts receivable	36,626	(2,298)	(20,016)
Prepaid expenses	(1,095)	22,768	(26,446)
Accounts payable and accrued liabilities	(28,037)	32,138	(7,251)
Due to related parties	(5,488)	7,000	(1,299)
	(819,981)	(368,250)	(576,417)

INVESTING ACTIVITIES
Deferred exploration costs	(581,012)	(256,618)	(159,750)
Purchase of equipment	-	(5,711)	(864)
	(581,012)	(262,329)	(160,614)

FINANCING ACTIVITIES
Cash received for common shares	1,474,000	1,831,259	1,394,101
Share issue costs	(10,779)	(15,516)	-
Cash received for sale of mineral property	-	1,416	-
	1,463,221	1,817,159	1,394,101

INCREASE IN CASH AND CASH EQUIVALENTS	62,228	1,186,580	657,070

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,271,917	1,085,337	428,267

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 2,334,145	$ 2,271,917	$ 1,085,337

Cash and cash equivalents consist of:
Cash	1,814,845	786,917	1,085,337
GIC Investments	519,300	1,485,000	-
	$ 2,334,145	$ 2,271,917	$ 1,085,337

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

(Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2007	for the year	June 30, 2008	for the year	June 30, 2009
Bear Lodge Property

Exploration expenditures
Assays	$ 7,751	$ 5,623	$ 13,374	$ 16,573	$ 29,947
Assessments and taxes	20,104	-	20,104	-	20,104
Drilling	323,922	136,038	459,960	274,712	734,672
Geological consulting	168,768	58,714	227,482	211,277	438,759
Geophysical	300	-	300	-	300
Metallurgical testing	38,530	55,000	93,530	61,500	155,030
Overhead expenses	9,679	1,160	10,839	2,685	13,524
Property holding costs	17,721	-	17,721	23,000	40,721
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	-	34,338
Travel expenses	23,935	83	24,018	400	24,418
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	762,731	256,618	1,019,349	590,147	1,609,496
Kipawa Property
Exploration expenditures
Geological consulting	4,949	-	4,949	-	-
Staking	1,308	-	1,308	-	-
Write-down of property	(4,841)	(1,416)	(6,257)	-	-
Total exploration expenditures on Kipawa property	1,416	(1,416)	-	-	-
TOTAL EXPENDITURES	$ 764,147	$ 255,202	$ 1,019,349	$ 590,147	$ 1,609,496

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,377,562.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. (“Paso Rico”), together with those of Paso Rico’s wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates

The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period, and;

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At June 30, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55%, and software at 100%, declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform with the current year’s financial statement presentation.

Changes in accounting policies

On July 1, 2008, the Company adopted the following recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (Note 12).

b)

Section 3863 – Financial Instruments – Presentation, which enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (Note 12).

c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (Note 13).  Under this standard, the Company is required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

d)

Section 1400 – General Standards of Financial Statement Presentation, which include requirements for management to assess and disclose an entity’s ability to continue as a going concern (Note 1).

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting standards

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified for each respective section the impact of these standards on the consolidated financial statements, as outlined below.

a)   Section 3064 –- Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009.  The Company believes that adoption of this section will result in no material changes to the results of operations or financial position of the Company.

b)  Section 1582 –- Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

c)   Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and as required have been applied retrospectively without restatement of prior periods. The adoption of this standard will not have a material impact on the valuation of financial assets or liabilities.

d)   Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and will not have an impact on the valuation of exploration assets.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Bear Lodge Property, Continued

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company will continue to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

Kipawa Property

In April 2006, the Company acquired the property by staking 26 claims, totaling approximately 1,531 hectares. The property is located in Quebec, 90 km north of North Bay, Ontario. The Company wrote off $4,841 in fiscal 2007 upon making an agreement to sell the property. On October 12, 2007, the Company sold the property for its residual carrying amount of $1,500 CDN ($1,416).

4.

EQUIPMENT

	2009	2008

Computer equipment	$ 4,962	$ 4,962
Software	1,338	1,338
Accumulated amortization	(4,428)	(2,033)
Net book value	$ 1,872	$ 4,267

5.

INVESTMENT

In fiscal 2008, the Company sold to Almaden Minerals Ltd. (“Almaden”) its 2% NSR royalty on a Mexican property which has been previously written off by the Company. The NSR was sold for $20,000 and 25,000 Almaden warrants exercisable at a price of $3.00 CDN until March 20, 2010. A fair value of $15,083 was assigned to these warrants and was estimated using the Black-Scholes Option Pricing Model based on the following assumptions: A risk free interest rate of 3.98%, a volatility rate of 52.42%, and an expected time to exercise of 3 years.

The Company wrote off the estimated value of $15,083 of the 25,000 Almaden warrants as of June 30, 2009.

Almaden has an officer in common with the Company.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

6.

RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont.  This bond covers Newmont’s gold-exploration reclamation work and is not included in these financial statements.  It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, an additional bond of $100,000 was set up in the name of Paso Rico (USA), Inc., for the benefit of Rare Element Resources, The bond covers the Company’s rare-earth exploration reclamation work.

7.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.

Authorized – unlimited number of common shares without par value.

b.

Issued

(i)

On November 5, 2007, the Company completed a non-brokered private placement for $1,075,000 CDN. The offering consisted of 1,075,000 units at $1.00 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable into a common share of the Company at $1.35 CDN until May 5, 2009. The fair value of $337,114 was assigned to the warrants using Black-Scholes. The assumptions used were a risk-free interest rate of 3.76%, an expected life of 1.66 year, annualized volatility of 88%, and a dividend rate of 0%.  These warrants expired in fiscal 2009. A total of $15,516 was included in share issue costs.

(ii)

In fiscal 2008, 700,847 warrants were exercised at $0.75 CDN per share for proceeds of $520,810.

(iii)

In fiscal 2008, a total of 386,500 options at prices ranging from $0.25 CDN to $0.55 CDN were exercised for proceeds of $160,092. A fair value of $122,432 was recognized on these exercised options.

(iv)

On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.  A total of $10,779 was included in share issue costs.

(v)

In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

7.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

c.

Stock Options

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2007	2,082,500	0.42
Granted	850,000	1.02
Exercised	(386,500)	0.42
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71

At June 30, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011 (a)	290,000	0.55	1.83
January 10, 2012 (b)	260,000	0.55	2.53
September 1, 2012	350,000	1.00	3.18
October 12, 2012	350,000	1.00	3.29
October 15, 2012	25,000	1.00	3.30
November 17, 2012 (c)	50,000	1.15	3.39
February 19, 2013	75,000	1.15	3.64
January 27, 2014 (d)	1,398,000	0.58	4.58
	2,798,000

(a)

Subsequent to the year end, 140,000 of these options were exercised.

(b)

Subsequent to the year end, 60,000 of these options were exercised.

(c)

Subsequent to the year end, 50,000 of these options were exercised.

(d)

Subsequent to the year end, 172,000 of these options were exercised.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

7.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d.

Warrants

The following table summarizes the Company’s warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2007	704,183	0.75
Granted	537,500	1.35
Exercised	(700,847)	0.75
Expired	(3,336)	0.75
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00

At June 30, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010 (a)	1,000,000	1.00	1.41

(a) Subsequent to the year end, 10,000 of these warrants were exercised.

e.

Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.27 – 2.03%	3.03 – 4.29%	4.08%
Annualized volatility	92 - 108%	86 – 89%	88%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	1.5 - 5 years	5 years	4 years

The weighted average fair value per option granted during the year ended June 30, 2009 was $0.58 (2008 – $0.27). During the years ended June 30, 2009, 2008, and 2007, the Company respectively recognized $428,350, $423,891 and $240,142 of stock-based compensation expense for options granted to directors, officers, and consultants.

The warrants attached to the May 2009 private placement (Note 7b(iv)) were valued at $290,328 based upon the average of the pro-rata method and the Black Scholes option pricing model.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

8.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2009:

a)

$Nil (2008 - $55,861; 2007 – $74,238) was charged for management fees by a private company controlled by the former president.

b)

$103,456 (2008 - $69,017; 2007 - $Nil) was charged for management fees by an officer and director of the Company. As at June 30, 2009, $Nil (2008 - $8,500) was owed to the officer.

c)

$114,286 (2008 - $101,938; 2007 - $95,186) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at June 30, 2009, $9,769 (2008 - $6,757) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

9.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2009	2008
Loss for the year	$ (1,254,187)	$ (853,866)

Expected income tax recovery	(390,403)	(268,714)
Effect of foreign tax rate differences	(2,222)	(121)
Non-deductible expenses	200,277	122,998
Unrecognized benefit of non-capital losses	192,348	145,837

Total income tax recovery	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2009	2008
Future income tax assets (liabilities):
Non-capital loss carry forwards	$ 680,270	$ 479,399
Equipment	1,151	-
Cumulative Eligible Property	907	-
Share Issue Costs	4,421	-
Resources expense – USA	(64,444)	-
Resource expenses – Canada	1,627	(687)

Future income tax assets	623,932	478,712
Valuation allowance	(623,932)	(478,712)

Net future income tax assets	$ -	$ -

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

9.

INCOME TAXES, Continued

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2009 and 2029 as follows:

Year of Expiration	Non-Capital Loss
CDN$

2009	37,007
2010	50,628
2014	251,425
2015	206,028
2026	461,482
2027	558,660
2028	521,005
2029	561,706
$ 2,647,941

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in the United States in future years, expiring between 2014 and 2024 as follows:

Year of Expiration	Non-Capital Loss
2014	84
2015	64,995
2016	87,060
2017	34,832
2018	22,351
2019	14,952
2020	15,091
2021	37,806
2022	23,795
2023	84,953
2024	158,905
$ 544,824

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

10.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at June 30, 2009
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

As at June 30, 2008
Assets	$ 2,349,793	$ 1,044,432	$ 3,394,225

	Canada	United States	Total
For the year ended June 30, 2009
Loss for the year	$ 1,239,377	$ 14,810	$ 1,254,187
Capital expenditures	$ -	$ 581,012	$ 581,012

For the year ended June 30, 2008
Loss for the year	$ 853,062	$ 804	$ 853,866
Capital expenditures	$ 5,711	$ 256,618	$ 262,329

For the year ended June 30, 2007
Loss for the year	$ 751,106	$ 390	$ 751,496
Capital expenditures	$ 864	$ 159,750	$ 160,614

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

12.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s financial instruments typically consist of cash, short term investments, amounts receivable, investments in shares or warrants and accounts payable and accrued liabilities.

Cash equivalents, temporary investments and investments in shares and warrants of public companies have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Amounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)Derivative financial instruments

As at June 30, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

12.  FINANCIAL INSTRUMENTS, Continued,

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $15,000.

The Company does not invest in derivatives to mitigate these risks.

e)

Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $6,000.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

14.

SUBSEQUENT EVENTS

a.

On July 24, 2009, the Company completed a $1,800,000 CDN financing consisting of 1,200,000 units at a price of $1.50 CDN per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of $2.10 CDN.

b.

On August 11, 2009, another $100,000 reclamation bond was set up in the name of Paso Rico (USA) Inc. and was transferred to the Wyoming Department of Environmental Quality.

c.

Subsequent to the year end, 422,000 options were exercised for gross proceeds of $267,260 CDN.    On July 20, 2009, 200,000 options were granted to an advisor of the Company with an exercise price of $2.09 CDN expiring July 20, 2014. On October 2, 2009, another 30,000 options were granted to an advisor of the Company with an exercise price of $4.49 CDN expiring October 2, 2014.  On October 14, 2009, 10,000 warrants were exercised for gross proceeds of $10,000 CDN.

d.

On September 21, 2009, the Company completed a $3,000,000 CDN financing consisting of 1,000,000 units. Each unit was priced at $3.00 CDN and consists of one common share and one common share purchase warrant. Each full warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of $4.25 CDN. There were no insiders participating in this offering and no commission was paid.

e.

On October 5, 2009, the Company announced the signing of a letter of intent to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares and a 3% Net Smelter Returns (“NSR”) royalty. The letter of intent calls for a due diligence period, which is currently underway, prior to the signing of a formal purchase agreement. The common shares will be issued as to 75,000 at closing and three additional 75,000 tranches at six month intervals thereafter. The Company has the right to buy 50% of the 3% NSR for $1.5 million and has also agreed to pay a finder’s fee of 20,000 common shares to two parties for this acquisition.  The acquisition is subject to various conditions including the approval of the respective Boards of Directors and the consent of regulatory authorities.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing.  The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

	2009	2008	2007
a) Assets
Mineral property costs under Canadian GAAP	$ 1,609,496	$ 1,019,349	$ 764,147
Less deferred costs expensed under U.S. GAAP	(1,609,496)	(1,019,349)	(764,147)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -

b) Deficit
Closing deficit under Canadian GAAP	$ (5,377,562)	$ (4,123,375)	$ (3,269,509)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(1,609,496)	(1,019,349)	(764,147)
Closing deficit under U.S. GAAP	$ (6,987,058)	$ (5,142,724)	$ (4,033,656)

c) Net Loss
Net loss under Canadian GAAP	$ (1,254,187)	$ (853,866)	$ (751,496)
Mineral property costs expensed under U.S.GAAP	(590,147)	(256,618)	(160,132)
Net loss under U.S. GAAP	$ (1,844,334)	$ (1,110,484)	$ (911,628)

d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.08)	$ (0.05)	$ (0.04)

e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (810,846)	$ (368,250)	$ (576,417)
Loss under Canadian GAAP	1,254,187	853,866	751,496
Loss under U.S. GAAP	(1,844,334)	(1,110,484)	(911,628)
Cash used in operating activities – U.S. GAAP	$ (1,400,993)	$ (624,868)	$ (736,549)

f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (581,012)	$ (262,329)	$ (160,614)
Mineral property costs expensed under U.S. GAAP	581,012	256,618	160,132
Cash used in investing activities - U.S. GAAP	$ -	$ (5,711)	$ (482)

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent United States Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 affects those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.” This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company is currently evaluating the disclosure implications of this statement.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial

Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC’s approval of Public Company Oversight Board, or PCAOB, Auditing Standards No. 6, “Evaluating Consistency of Financial Statements (AS/6).” The adoption of SFAS No. 162 is not expected to have a material impact on the Company’s financial position.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009, 2008 and 2007

(Expressed in US Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent United States Accounting Pronouncements, Continued

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60.” Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises.” This results in inconsistencies in the recognition and measurement of claim liabilities. This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the statement will improve the quality of information provided to users of financial statements. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 163 is not expected to have a material impact on the Company’s financial position.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(Unaudited)

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

	September 30, 2009	June 30, 2009
	(Unaudited)	(Audited)
ASSETS
CURRENT
Cash and cash equivalents	$ 6,330,514	$ 2,334,145
Accounts receivable	89,520	50,195
Prepaid expenses	70,210	27,978
	6,490,244	2,412,318

Equipment (Note 4)	10,682	1,872
Mineral properties and deferred exploration costs (Note 3)	2,096,245	1,609,496
Reclamation bond (Note 5)	110,533	10,533

	$ 8,707,704	$ 4,034,219

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 290,613	$ 56,692
Due to related parties (Note 7)	43,399	9,769
	334,012	66,461

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	11,034,225	7,841,832
WARRANTS (Note 6)	2,070,983	627,442
CONTRIBUTED SURPLUS (Note 6)	871,524	876,046
DEFICIT	(5,603,040)	(5,377,562)
	8,373,692	3,967,758

	$ 8,707,704	$ 4,034,219
NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED SEPTEMBER 30

(Expressed in US Dollars)

(Unaudited)

	2009	2008

EXPENSES

Audit and legal	$ 9,311	$ 576
Accounting and administration (Note 7)	38,690	21,408
Amortization	935	806
Bank charges	903	626
Corporate development	56,958	-
Foreign exchange loss (gain)	(126,646)	53,400
Investor relations and shareholders’ communication	72,850	51,780
Management fees (Note 7)	39,003	25,681
Office and miscellaneous	13,090	7,723
Rent (Note 7)	2,048	1,684
Stock-based compensation	112,670	81,817
Transfer and listing fees	3,425	958
Travel	11,211	19,955
	(234,448)	(266,414)
OTHER ITEMS
Interest income	8,970	8,898

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (225,478)	$ (257,516)

LOSS PER SHARE – BASIC AND DILUTED	$ (0.01)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,432,388	23,866,736

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

 (Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash: Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash: Private placements (Notes 6b(iii) & (iv))	2,200,000	2,980,919	1,443,541	-	-	4,424,460
Exercise of options (Note 6b(v))	269,000	255,128	-	(117,192)	-	137,936
Share issue costs (Notes 6b(iii) & (iv))	-	(43,654)	-	-	-	(43,654)
Stock-based compensation (Note 6e)	-	-	-	112,670	-	112,670
Net loss for the period	-	-	-	-	(225,478)	(225,478)
BALANCE AS AT SEPTEMBER 30, 2009	28,733,736	$ 11,034,225	$ 2,070,983	$ 871,524	$ (5,603,040)	$ 8,373,692

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE MONTHS ENDED SEPTEMBER 30

(Expressed in US Dollars)

(Unaudited)

	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the period	$ (225,478)	$ (257,516)
Items not involving cash:
Amortization	935	806
Stock-based compensation	112,670	81,817
Interest income accrued	(5,369)	-
	(117,242)	(174,893)
Changes in non-cash working-capital items:
Accounts receivable	(33,956)	6,347
Prepaid expenses	(42,232)	(31,370)
Accounts payable and accrued liabilities	31,178	51,875
Due to related parties	33,630	1,726
	(128,622)	(146,315)

INVESTING ACTIVITIES
Deferred exploration costs	(284,006)	(245,690)
Purchase of equipment	(9,745)	-
Reclamation bond	(100,000)	-
	(393,751)	(245,690)

FINANCING ACTIVITIES
Cash received for common shares	4,562,396	-
Share issue costs	(43,654)	-
	4,518,742	-

INCREASE IN CASH AND CASH EQUIVALENTS	3,996,369	(392,005)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	2,334,145	2,271,917

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 6,330,514	$ 1,879,912

Cash and cash equivalents consist of:
Cash	5,777,854	434,512
GIC Investments	552,660	1,445,400
	$ 6,330,514	$ 1,879,912

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

(Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2008	for the year	June 30, 2009	for the period	September 30, 2009
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property

Exploration expenditures
Assays	$ 13,374	$ 16,573	$ 29,947	$ 24,224	$ 54,171
Assessments and taxes	20,104	-	20,104	-	20,104
Drilling	459,960	274,712	734,672	227,291	961,963
Engineering consulting	-	-	-	17,230	17,230
Environmental costs	-	-	-	5,001	5,001
Geochemistry	-	-	-	18,820	18,820
Geological consulting	227,482	211,277	438,759	131,410	570,169
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	43,141	198,171
Overhead expenses	10,839	2,685	13,524	6,458	19,982
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	4,951	4,951
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	2,980	37,318
Travel expenses	24,018	400	24,418	5,243	29,661
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	$ 1,019,349	$ 590,147	$ 1,609,496	$ 486,749	$ 2,096,245

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,603,040.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements.  These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. (“Paso Rico”), together with those of Paso Rico’s wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates

The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period, and;

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At September 30, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and drilling equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this sSection has been amended to:

•

change the categories into which a debt instrument is required or permitted to be classified;

•

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and

•

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company’s financial condition or operation results.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company will continue to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

4.

EQUIPMENT

	September 30, 2009	June 30, 2009

Computer equipment	$ 4,962	$ 4,962
Drilling equipment	9,745	-
Accumulated amortization	(4,025)	(3,090)
Net book value	$ 10,682	$ 1,872

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

5.

RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed. The interest of $533 was accrued on this bond as of September 30, 2009.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont.  This bond covers Newmont’s gold-exploration reclamation work and is not included in these financial statements.  It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, an additional bond of $100,000 was set up in the name of Paso Rico (USA), Inc., for the benefit of the Company and covers the Company’s rare-earth exploration reclamation work.

6.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.

Authorized – unlimited number of common shares without par value.

b.

Issued

i)

On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.  A total of $10,779 was included in share issue costs.

ii)

In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

iii)

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The fair value of $401,088 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,070 was included in share issue costs.

(iv)

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,042,453 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $26,584 was included in share issue costs.

(v)

During the three months ended September 30, 2009, a total of 269,000 options at prices ranging from $0.55 CDN to $0.58 CDN were exercised for proceeds of $137,936. A fair value of $117,192 was recognized on these exercised options.

c.

Stock Options

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	200,000	2.09
Exercised	(269,000)	0.56
Outstanding, September 30, 2009	2,729,000	0.82

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

At September 30, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	150,000	0.55	1.58
January 10, 2012 *	250,000	0.55	2.28
September 1, 2012	350,000	1.00	2.92
October 12, 2012	350,000	1.00	3.04
October 15, 2012	25,000	1.00	3.04
November 17, 2012 **	50,000	1.15	3.13
February 19, 2013	75,000	1.15	3.39
January 27, 2014 ***	1,279,000	0.58	4.33
July 20, 2014	200,000	2.09	4.82
	2,729,000	0.82	3.62

*

Subsequently, 50,000 of these options were exercised.

**

Subsequently, 50,000 of these options were exercised.

***

Subsequently, 53,000 of these options were exercised.

d.

Warrants

The following table summarizes the Company’s warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	1,600,000	3.44
Outstanding, September 30, 2009	2,600,000	2.50

At September 30, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010*	1,000,000	1.00	1.16
January 24, 2011	600,000	2.10	1.32
March 21, 2011	1,000,000	4.25	1.47
	2,600,000	2.50	1.32

*

Subsequently, 25,000 of these warrants were exercised.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e.

Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	1.27 – 2.03%	1.27 – 2.03%
Annualized volatility	108 -137%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years

During the three months ended September 30, 2009, the Company recognized $112,670 (2008 - $81,817) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

7.

RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2009:

a)

$39,003 (2008 - $25,681) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at September 30, 2009, $15,110 (June 30, 2009 - $Nil) was owed to the officer.

b)

$40,738 (2008 - $23,092) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at September 30, 2009, $28,289 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

9.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at September 30, 2009
Assets	$ 6,500,926	$ 2,206,778	$ 8,707,704

As at June 30, 2009
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the three months ended September 30, 2009
Loss for the period	$ 225,208	$ 270	$ 225,478
Capital expenditures	$ -	$ 393,751	$ 393,751

For the three months ended September 30, 2008
Loss for the period	$ 257,256	$ 260	$ 257,516
Capital expenditures	$ -	$ 245,690	$ 245,690

10.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s financial instruments typically consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Cash equivalents and temporary investments have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Accounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

10.  FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued,

 a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Derivative financial instruments

As at September 30, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $15,000.

The Company does not invest in derivatives to mitigate these risks.

e)

Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $6,000.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing.  The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

	September 30, 2009	June 30, 2009
a) Assets
Mineral property costs under Canadian GAAP	$ 2,096,245	$ 1,609,496
Less deferred costs expensed under U.S. GAAP	(2,096,245)	(1,609,496)
Mineral property costs under U.S. GAAP	$ -	$ -

b) Deficit
Closing deficit under Canadian GAAP	$ (5,603,040)	$ (5,377,562)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(2,096,245)	(1,609,496)
Closing deficit under U.S. GAAP	$ (7,699,285)	$ (6,987,058)

c) Net Loss
Net loss under Canadian GAAP	$ (225,478)	$ (1,254,187)
Mineral property costs expensed under U.S.GAAP	(486,749)	(590,147)
Net loss under U.S. GAAP	$ (712,227)	$ (1,844,334)

d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.03)	$ (0.08)

e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (128,622)	$ (810,846)
Loss under Canadian GAAP	225,478	1,254,187
Loss under U.S. GAAP	(712,227)	(1,844,334)
Non-cash exploration costs expensed under U.S.GAAP	202,743	-
Cash used in operating activities – U.S. GAAP	$ (412,628)	$ (1,400,993)

f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (393,751)	$ (581,012)
Mineral property costs expensed under U.S. GAAP	284,006	581,012
Cash used in investing activities - U.S. GAAP	$ (109,745)	$ -

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

13.

SUBSEQUENT EVENTS

f.

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares and a 3% Net Smelter Returns (“NSR”) royalty with the underlying owner Strider Resources Limited. The common shares have trading restrictions over an 18-month period. The Company has the right to buy 50% of the 3% NSR for $1.5 million. Finder’s fees of 20,000 common shares were issued to two parties for this acquisition.

g.

Subsequently, 153,000 options were exercised for gross proceeds of $115,740 CDN and 25,000 warrants were exercised for gross proceeds of $25,000 CDN.

h.

On October 2, 2009, 30,000 options were granted to an advisor of the Company with an exercise price of $4.49 CDN expiring October 2, 2014.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-FR and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. (SEC File Number – 000-53834)

Registrant

Dated: January 13, 2010   By /s/ Donald E. Ranta

                                  Donald E. Ranta, President/CEO/Director

Dated: January 13, 2010   By /s/ Winnie Wong

                                  Winnie Wong, Corporate Secretary